FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

P.G.
6-1-06

For the month of June 2006

Commission File Number: 000-50596

LINKTONE LTD.

5/F, No. 689, Beijing Dong Road
Shanghai, People's Republic of China 200001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___N.A.___

The index of exhibits may be found at Page 2

LINKTONE LTD.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKTONE LTD.

By: /s/ Colin Sung
Name: Colin Sung
Title: Chief Financial Officer

Date: June 20, 2006

LINKTONE LTD.

2005 Annual Report

linktone


LINKTONE

TABLE OF CONTENTS



Letter to Shareholders

LETTER TO SHAREHOLDERS

Dear Valued Shareholders,

I am pleased to address you for the first time as Linktone's Chief Executive Officer. Let me begin by telling you how much I value the trust and confidence you have placed in Linktone. All of us at the Company feel strongly that building shareholder value is our top priority.



Michael Li

Financial Review

For the year ended December 31, 2005, Linktone reported significant year-over-year improvement with total gross revenues rising 46% to $73.6 million, compared with $50.3 million for 2004. Full year 2005 GAAP net income was $12.4 million, or $0.45 per fully diluted ADS, compared with $11.1 million, or $0.41 per fully diluted ADS for the prior year.

In the first three quarters of 2005, we built an impressive momentum of double-digit sequential growth in both our revenue and net income. While we experienced higher costs and marketing efficiency issues in the fourth quarter, Linktone remained one of the fastest growing wireless value-added services (WVAS) providers in China for 2005, with annual revenue and net income growth of 46% and 12%, respectively. In 2005, Linktone's operating activities generated positive cash flow of $8.5 million in the fourth quarter and $12.6 million for the entire year. We made a number of strategic investments and acquisitions that have diversified Linktone's service offerings. We also ended 2005 with a healthy cash and cash equivalent position of $77.8 million. Linktone's business remains strong and growing.

Business Highlights

We accomplished a number of notable business initiatives in 2005.

- We developed a wide array of integrated co-marketing partnerships, such as TV program cooperation, and other distribution networks. Our revenues generated through marketing channels other than the mobile operators increased to account for over 40% of total revenues in the fourth quarter of 2005.
- In 2005, when most of our peers experienced declines in their Short Messaging Services (SMS) revenues due to deteriorating market conditions and the mobile operators' regulatory changes, Linktone was able to record strong growth due to its diversified promotion channels.

- Linktone completed its acquisition of Beijing Cosmos, a leading WAP service provider on China Unicom's platform, in May 2005. Beijing Cosmos has already made immediate contributions to our 2.5G revenues.

Strategy Update

The Board of Directors has taken decisive measures to quickly and effectively address the challenges we experienced in the fourth quarter of 2005. By the end of the first quarter of 2006, Linktone had largely completed a comprehensive restructuring plan which encompassed the entire organization.

As part of the plan, Linktone is under new leadership, and management remuneration has been linked more closely to the Company's overall performance. We have reduced headcount to create a leaner and more efficient organization, without sacrificing productivity and product innovation. In addition, we are improving cost control measures and have implemented a stringent evaluation of our sales and marketing channel efficiency.

Meanwhile, we will continue to actively leverage the strategic acquisitions we made in 2005 and look for other strategic acquisition opportunities in 2006, while increasing our overall profitability going forward. Linktone is re-focusing its business strategy on its core strength – wireless value-added services, an area where we have shown the strongest competency and greatest competitive advantages.

Simply stated, the Company's current mission is to "Take Linktone to The Next Level" by strengthening our financial performance and position in the WVAS industry in China.

Looking Forward

As many of our shareholders are aware, China has rapidly become the largest mobile market in the world, with over 393 million subscribers at the end of 2005. Market data shows that number may grow by another 48 million in 2006. We anticipate this growth trend will continue, fueled by the growing use of 2.5G and, in the future, 3G next generation mobile technologies that enable the distribution and consumption of rich multimedia content.

Currently, 2.5G services (i.e. WAP, mobile gaming and MMS) represent a relatively small percentage of our total revenue. This is an area where we see great potential and significant revenue growth opportunities. With our acquisition of Beijing Cosmos and our recent strategic investment in Ojava, a mobile game provider, in 2006, we believe that we are positioned for growth in this segment. At the same time, we will continue to monitor and prepare for the advent of 3G services in the marketplace.

We also see revenue opportunities for mobile music and other audio-related wireless service offerings in 2006. We have been aggressively expanding our music library and user base.

In sum, we will continue to strengthen our content offerings on mobile platforms, explore new business partnerships, reinforce marketing and distribution networks, and streamline the integration of our acquired companies to deliver solid revenue growth. We believe that our business achievements in 2005 and the strategic initiatives we have recently undertaken establish a solid foundation for capturing growth opportunities in 2006 and beyond.

As one of the earliest WVAS providers in China, Linktone is determined to carry on its entrepreneurship and to stay at the forefront of the rapidly developing WVAS industry. I look forward to sharing Linktone's continued success with you in the quarters ahead, and we thank you for your continued support.

Sincerely,

Michael Li
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

Restatement of 2004 Consolidated Financial Statements

We have restated our consolidated financial statements for the year ended December 31, 2004. The determination to restate these consolidated financial statements was made by our management in consultation with the Audit Committee of the Board of Directors in February 2006. In October 2004, we amended certain of our executive officers' prior stock option grants to provide that if we terminated an officer without cause, as defined in our stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately exercisable, we determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004 when the amendments were effected. The restatement of our 2004 consolidated financial statements increased stock compensation expense for the year ended December 31, 2004 by $1.4 million and decreased net income before and after tax by $1.4 million or $0.006 per diluted share and per basic share. This non-cash adjustment does not impact the Company's cash flow from operating activities.

All amounts relating to 2004 stock compensation and net income results discussed in this annual report have been presented on a restated basis.

Overview

We provide entertainment-oriented internet and wireless value-added services to both consumers and mobile phone users in China. Our revenues are primarily derived from the sale of various 2G, 2.5G and audio-related services to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom. In addition, in 2005, we continued to expand our service offerings to fixed-line and wireless customers of China Telecom and China Netcom. We receive our revenues principally in the form of payments from these telecommunication network operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis.

We achieved net income of $12.4 million for 2005, compared to net income of $11.1 million for 2004. For 2005, we generated $73.6 million in gross revenues, compared to $50.3 million for 2004, representing an increase of 46.3%. Our increase in gross revenues during 2005 was due to increases in the number of paying users, particularly for our audio-related services, as well as, to a lesser extent, growth in sales of our SMS and 2.5G services in 2005. Our user base increased as a result of our ongoing efforts to attract new users and the overall growth of the market for wireless (and, to a lesser extent, fixed-line) value-added services in China, particularly growth in the popularity of audio-related and 2.5G services. Our gross revenues in 2005 also increased as a result of a significant increase in our estimated average revenue per user, which increased from $0.61 per month in 2004 to $1.00 per month in 2005. In 2005, our SMS-based, audio-related and 2.5G services accounted for $46.7 million, $17.0 million and $8.3 million of our gross revenues, or 63.5%, 23.1% and 11.3%, respectively. This compares to our SMS-based, audio-related and 2.5G service revenues for 2004, which accounted for $40.2 million, $3.7 million, and $6.4 million of our gross revenues, or 79.9%, 7.4% and 12.7%, respectively.

The presentation of our financial results in this annual report is affected by the fact that we, like other companies in the wireless value-added services industry in China, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the user's mobile phone being turned off, the user experiencing problems with the mobile operators' networks or our system or other issues, which, in each case, prevent delivery of our services to our users. The operators' monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service-by-service basis. Although we maintain our own records reporting the services provided, and we receive separate monthly statements from the mobile operators for each category of service platform (i.e., SMS, MMS, WAP, Java™, IVR and ringback services), we can only estimate our actual gross revenues and cost of services by specific service because we are unable to confirm which specific service we transmitted that resulted in billing and transmission failures. Consequently, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.

The major factors affecting our results of operations and financial condition include:

- *Growth of the Wireless Value-Added Services Market in China.* Our financial results have been, and we expect them to continue to be, affected by the growth in the wireless value-added services market in China, particularly growth in the audio-related and 2.5G market in China. Wireless telephony has become an increasingly important medium of communication. According to the Ministry of Information Industry, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 393.4 million as of December 31, 2005. In 2005, SMS services continued to represent the majority of the wireless value-added services market in China, with approximately 304.7 billion SMS messages sent in 2005. However, we believe that growth in audio-related, MMS and WAP services increased significantly in 2005. We expect the market for audio-related and 2.5G services to continue to grow at a faster rate than the market for 2G services for the foreseeable future, and our future revenue growth will depend to a significant extent on our continued expansion into the audio-related and 2.5G service markets.

- *Increase in Volume of Sales.* Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services such as music-related services (for example, music downloads, ringbacks or ringtones) which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services.

- *Operator Service Agreements with China Mobile, China Unicom, China Telecom and China Netcom.* Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Liaoning, Jiangsu, Guangdong and Zhejiang provinces, as well as the municipalities of Shanghai and Beijing, which are among our top revenue generating locales. The marketing of our services is also significantly dependent on the sales channels of the mobile operators. We have increased the number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom from 25 and 18 at the end of 2004, respectively, to 41 and 35 at the end of 2005, respectively. We continue to strive to maintain, expand and strengthen these relationships through our sales force strategically located throughout China.

  Each of China Mobile, China Unicom, China Telecom and China Netcom charge us service fees from the gross revenues generated by our services. In addition, to the extent the number of SMS or MMS messages sent by us over China Mobile's network exceeds the number of SMS or MMS messages our customers send to us, we must also pay a per message network fee. We also pay China Unicom, China Telecom and China Netcom network fees in most provinces on the same basis. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $13.6 million in 2004 to $20.5 million for 2005. Each of China Mobile, China Unicom, China Telecom or China Netcom could alter any of the terms of our service agreements with them or terminate the agreements for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

We anticipate that China Telecom, China Netcom and possibly other parties will be granted regional or national licenses to offer full mobility wireless services in China, although the timing of any such grants is unclear. While we continue to provide IVR, RBT and SMS services over the fixed line networks and limited mobility PHS and PAS networks of China Telecom and China Netcom, our relationships with these operators are not as developed as our relationships with China Mobile and China Unicom. Revenues generated from these services were $3.2 million for 2005 and negligible in 2004. Our revenues could be adversely affected in future periods if these parties receive regional or national wireless licenses and are successful in the market but we are unable to develop established cooperative relationships with them.

- *Changes in Mobile Operator Policies or the Manner in Which They are Enforced.* China Mobile and China Unicom have adopted a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. Changes in these policies have, among other things, enabled customers to more easily cancel our services and required us to automatically terminate subscription services for our inactive users. Due to previously announced sanctions from China Mobile in December 2004 for violating certain of its customer service policies, we were not able to bill WAP users from January 1, 2005 until October 10, 2005. In addition, China Mobile suspended approval of any new product applications by us for its wireless platforms, including SMS, MMS, WAP, JAVA™, IVR and ringback, between January 1, 2005 and June 30, 2005. These sanctions did not affect our ability to offer our existing wireless value-added services through China Mobile's networks. We are also subject on occasion to monetary fines and forfeited income for inadvertent contravention of customer service policies. The monetary fines are recognized as selling and marketing expenses. For 2005, the amount of fines was negligible, compared to $0.7 million for 2004. We believe that the enhanced enforcement of customer service policies by China Mobile adversely affected the growth of our revenue from 2G, 2.5G and audio-related services in 2005.

* *Costs Associated with Content Provider Relationships.* Our wireless value-added services include the delivery of third-party content, such as Hello Kitty cartoons and music downloads for ringtones and ringbacks, to our end user customers. We provide this content typically based on revenue sharing arrangements under which we pay the third-party content provider an agreed percentage of the estimated revenues realized from products incorporating the provider's content. Most of our content licenses have a limited term, and grant us non-exclusive rights. Given the high demand for engaging, trendy content in the China wireless value-added services market, we have limited leverage to negotiate significantly favorable terms with third-party content providers. During 2005, a greater percentage of our revenues were derived from third party content-based services, resulting in increased revenue share payments to content providers. Our cost of services in 2004 and 2005, which included such payments to third party content providers, were $1.7 million and $6.0 million, respectively. Our net income could be adversely affected in future periods if revenue share payments continue to increase, both in absolute terms as well as a percentage of our gross revenues.

* *Marketing Expenses.* In order to maintain visibility and demand for our SMS and IVR products and our competitive position in the market, we need to make continued investments in media advertising and integrated co-marketing. Our media advertising is typically in the form of TV commercials and magazine placements, while our integrated co-marketing typically takes the form of joint cooperation programs with content providers such as TV programming. Fee rates for our various marketing channels are becoming increasingly more expensive while generating only approximately the same level of gross revenues. Our advertising costs increased during 2005 and in particular, during the fourth quarter of 2005, from $3.4 million in 2004 to $6.2 million in 2005, and our net income could be adversely affected in future periods if we are not able to effectively manage advertising expenses and maximize the gross revenues we generate from advertising.

* *Acquisition Costs.* We made a number of acquisitions and a strategic investment in 2005, including Brilliant Concept Investment Ltd. (Brilliant), Wang You Digital Technology Co., Ltd. (Wang You) and their affiliated Chinese company, Shenzhen Yuan Hang Technology Co., Ltd. (Shenzhen Yuanhang), Beijing Cosmos Digital Technology Co., Ltd. (Beijing Cosmos), Hainan Zhong Tong Computer Network Co., Ltd. (Hainan Zhong Tong), Beijing Lian Fei Wireless Communication Technology Co., Ltd. (Beijing Lian Fei), Shanghai Qimingxing E-commerce Co., Ltd. (Shanghai Qimingxing) and 9Sky International Limited (9Sky), which resulted in aggregate initial acquisition and investment costs of $11.6 million in that year.

* *Taxes.* Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates. See "Taxation" below. Such tax treatment increases our net income. Our future results could

be materially adversely affected if we are not able to maintain similar tax treatment.

- *Stock-based Compensation Cost.* Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years. For 2004 and 2005, we incurred stock-based compensation cost of $3.5 million (which reflects the restatement described under "Restatement of 2004 Consolidated Financial Statements" above) and $2.0 million, respectively, which was recorded as a component of general and administrative expenses. Substantially all of these charges were related to the amortization of stock-based compensation cost related to options granted in April 2003 to attract and retain certain of our executive officers, as well as to the amendment of their stock options in October 2004.

- *Repurchase of ADSs.* On September 7, 2005, the Company's shareholders authorized the repurchase of up to $15 million worth of American Depository Shares or ADSs. As of December 31, 2005, the Company had repurchased 338,000 ADSs for an aggregate consideration of $3.4 million, including brokerage commissions.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

- the terms of our relationships with China Mobile and, to a lesser extent, China Unicom, China Telecom and China Netcom,
- the terms of our relationships with domestic and international content providers, including the percentage of our revenues that we must pay to such providers under revenue-sharing arrangements,
- regulation of our market by the operators and the Chinese government (in particular, the Ministry of Information Industry),
- growth and acceptance of various wireless value-added services that we offer in China, in particular our 2.5G and audio-related services,
- our ability to attract and retain users, principally in the more affluent, densely-populated provinces such as Guangdong, Jiangsu and Zhejiang provinces, and the municipalities of Shanghai and Beijing,
- our ability to expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings,
- our ability to continue to acquire users through print, broadcast and other marketing channels in a cost efficient manner,
- the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

- our ability to execute internal cost reductions, effectively control operating expenses or make expenditures that effectively differentiate our services and brand in future periods,
- our ability to effectively integrate the operations of companies that we acquire or make strategic investments such they will be accretive to future financial periods,
- our ability to retain qualified personnel, particularly at the senior management level,
- competition in our markets, and
- general economic conditions in China.

Our Corporate Structure

We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off with our company as the spinnee for accounting purposes.

We conduct our business in China solely through our wholly owned subsidiaries, which were Shanghai Linktone Consulting Co., Ltd. (Linktone Consulting), Shanghai Huitong Information Co., Ltd. (Shanghai Huitong), Shanghai Linktone Internet Technology Co., Ltd. (Linktone Internet), Linktone Software Co., Ltd. (Linktone Software) and Brilliant, which also wholly owns Wang You, in 2005. Linktone Software was not used to conduct any of our business in 2005. In order to meet ownership requirements under Chinese law which place certain restrictions on Linktone, as a foreign company, to operate in certain industries such as value-added telecommunication and Internet services, we maintain control over the following PRC affiliated companies: (i) Shanghai Weilan Computer Co., Ltd. (Shanghai Weilan), which is 50% owned by each of two of our shareholders, Ankai Hu and Dong Li; (ii) Shanghai Unilink Company Ltd. (Shanghai Unilink), which is 50% owned by our Vice President of Product Development, Jing Wang, and 50% owned by our former Vice President of Business Development, Wei Long, each of whose equity interests in Shanghai Unilink are in the process of being transferred to our Financial Controller, Jinhua Yuan, and our Human Resource Manager, Rong Zhang, respectively; (iii) Shenzhen Yuanhang, which is 50% owned by our Vice President of Business Development, Yan Ma, and 50% owned by our Financial Controller, Jinhua Yuan; (iv) Beijing Cosmos, which is 50% owned by our Human Resource Manager, Rong Zhang, and 50% owned by our Product Development Manager, Teng Zhao; (v) Hainan Zhong Tong, which is 50% owned by our Financial Controller, Jinhua Yuan, and 50% owned our Product Development Manager, Teng Zhao; (vi) Beijing Lian Fei, which is 50% owned by our Vice President of Business Development, Yan

Ma, and 50% owned by our Human Resource Manager, Rong Zhang; and (vii) Shanghai Qimingxing, which is 50% owned by our Financial Controller, Jinhua Yuan, and 50% owned by our Technical Senior Manager, Xingyong Ding.

Under the current shareholding structure, Shanghai Unilink, Shanghai Weilan, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing had inter-provincial value-added telecommunication services licenses issued by the Ministry of Information Industry. Each of Shanghai Weilan, Shanghai Unilink, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing offer our services through one or more of the telecommunications network operators in China. Shenzhen Yuanhang offers services related to our casual gaming business. We hold no ownership interest in those companies.

We, our Chinese affiliated entities and their respective shareholders are parties to a series of agreements governing the provision of our wireless valued-added services and our other services. In addition, as of December 31 2005, we had provided long-term interest free loans to the shareholders of our Chinese affiliated entities with an aggregate outstanding balance of approximately $8.4 million. The proceeds from these loans have been used to fund investments in our Chinese affiliated entities. See "Arrangements with Consolidated Affiliates" below.

Our primary internal source of funds is dividend payments from Linktone Consulting, Shanghai Huitong, Linktone Internet and Brilliant and Wang You. Under current Chinese tax regulations, dividends paid to us from Chinese entities are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting, Shanghai Huitong, Linktone Internet and Wang You are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Dividends paid to us by Brilliant, which was incorporated in the British Virgin Islands, are not subject to tax.

Arrangements with Consolidated Affiliates

Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct substantially all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong and Beijing Lian Fei in 2005. The business operations of Shanghai Qimingxing were negligible in 2005.

Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing are variable interest entities (VIEs) under FASB Interpretation No. 46, or FIN 46, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of our VIEs will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with our VIEs are described below.

Powers of Attorney. Each of the shareholders of our VIEs have irrevocably appointed Colin Sung, chief financial officer of Linktone Ltd., as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to VIEs as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our VIEs and the appointment of the directors and general manager of our VIEs. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is 10 years.

Exclusive Consulting Services Agreements. We provide some of our affiliated Chinese entities with exclusive consulting services related to legal, finance and office administration. The term of these services agreements is renewable every year. We charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $3.1 million for these services for the year ended December 31, 2005. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan and Shanghai Unilink a license to use our domain name (*www.linktone.com*) and our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). Because of the insignificant amounts involved, we waived these fees in 2005. In addition, Shanghai Huitong and Linktone Internet have granted Shanghai Weilan and Shanghai Unilink multiple licenses to use various mobile phone software such as software programs relating to our SMS platform, databases and games. We charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $26.2 million (based on invoiced revenue) for the use of this software for the year ended December 31, 2005.

The license agreements for trademark and domain names will terminate upon the earlier of 10 years or the expiration of our right to use the relevant domain names and trademarks. The term of the software license agreements is one to two years. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (*www.linktone.com.cn*) which we have licensed back for Shanghai Weilan's use in its operations on a non- exclusive basis.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, each of our VIEs and their respective shareholders, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our VIEs at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual's termination of service as a director.

Loan Agreements. We have extended interest-free loans to the shareholders of our affiliated Chinese entities for the purpose of investing in our affiliated Chinese entities as registered capital and to make payments to the selling shareholders from whom we acquired certain of our affiliated Chinese entities for settlement of purchase price consideration pursuant to applicable acquisition agreements. The term of these loans in each case is 10 years. The shareholders of our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their equity interest in the respective affiliated Chinese entity. The following table sets forth the date the loan agreement was entered into, the borrower, the affiliated Chinese entity, the interest, the maturity date and the amount of each loan, as of December 31, 2005.

Date of loan Agreement	Borrower	Affiliated Entity	Interest	Maturity date	Outstanding balance (in thousands of RMB)	Outstanding balance (in thousands of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Dong Li	Shanghai Weilan	None	November 26, 2013	2,365.8	285.8
August 25, 2004	Jinhua Yuan	Shanghai Unilink	None	August 25, 2014	5,000.0	604.1
August 25, 2004	Rong Zhang	Shanghai Unilink	None	August 25, 2014	5,000.0	604.1
May 31, 2005	Jinhua Yuan	Shenzhen Yuan Hang	None	May 30, 2015	2,403.9	290.4
May 31, 2005	Yan Ma	Shenzhen Yuan Hang	None	May 30, 2015	2,403.9	290.4
June 30, 2005	Teng Zhao	Beijing Cosmos	None	June 29, 2015	6,953.1	840.1
June 30, 2005	Rong Zhang	Beijing Cosmos	None	June 29, 2015	6,953.1	840.1
June 30, 2005	Yan Ma	Beijing Lian Fei	None	June 29, 2015	6,500.0	785.4
June 30, 2005	Rong Zhang	Beijing Lian Fei	None	June 29, 2015	7,690.2	929.2
June 30, 2005	Teng Zhao	Hainan Zhong Tong	None	June 29, 2015	7,023.8	848.5
June 30, 2005	Jinhua Yuan	Hainan Zhong Tong	None	June 29, 2015	7,023.8	848.5
August 31, 2005	Jinhua Yuan	Shanghai Qimingxing	None	August 30, 2015	3,778.5	466.0
August 31, 2005	Xinyong Ding	Shanghai Qimingxing	None	August 30, 2015	3,778.5	466.0
Total					69,673.3	8,436.7

To the extent these loan agreements relate to loans made to the shareholders of our affiliated Chinese entities in order to make payments to the former, selling shareholders of certain of our affiliated Chinese entities, the loan amounts due under such loan agreements may be updated in the future to account for further purchase price considerations that may be payable pursuant applicable acquisition agreements.

Equity Interests Pledge Agreements. The shareholders of Shanghai Weilan and Shanghai Unilink have pledged their respective equity interests in Shanghai Weilan and Shanghai Unilink to guarantee the performance and the payment of the service fees by Shanghai Weilan and Shanghai Unilink under the Exclusive Consulting Services Agreements described above. If either Shanghai Weilan or Shanghai Unilink breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by the relevant shareholders, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue and Cost of Services Recognition

Substantially all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of the operators. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

We contract with the operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the operators bill and collect on our behalf. For the transmission, billing and collection services, the operators retain a fixed percentage fee. To the extent that the number of SMS and MMS messages sent by us over the operators' network exceeds the number of messages our customers send to us, we must also pay a per message network fee.

The operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the operators. The operators deliver these statements to us typically within 20 to 60 days following month-end, and we typically receive payment within 30 to 90 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and the fees charged by the operators for the delivered messages. These differences may result from the user's mobile phone being turned off, problems with the operators' networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between operators. The billing and transmission failure rates varied on a monthly basis from 10% to 60% during 2004 and from 10% to 53% during 2005. The ratio of operators' confirmed revenues generated from our services as a percentage of the expected value of delivered messages based on our own internal records was 66% for 2004 to 103% for 2005, as we became more experienced in our estimation methodology and also took into account input from our sales team. Also, if a user does not pay the applicable fees for our services to the operators, the operators usually will not pay us for those services, and our expenses incurred in connection with such services are included in our cost of services.

We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the operators with respect to services incorporating the content providers' products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers' products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we may ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.

For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2005, most of our key content providers were paid an initial fee and the revenue share to be paid was first offset against the initial fee until the initial fee was fully utilized and then payment was made based on the revenue share amount agreed with content providers.

We record our revenues in the period in which the services are performed. A substantial portion of our revenue is recorded based on monthly statements received from operators. When a statement is not received before closing our books, we are required to make an estimate of the revenues and cost of services earned during the period covered by the statement. We base our estimates on our internal records and input from our sales team and then factor in an adjustment which takes account of historical experience, in the preceding recent months, of discrepancies between final operator statements and our internal records. These discrepancies are the result of billing and transmission failures which vary in amount from month to month. Given these failures, our estimation will not be the same as actual results.

In addition, we have been focusing on increasing sales of our wireless value-added services through China Telecom's and China Netcom's mobile PHS and PAS networks, which began offering value-added services in late 2004 and have implemented comprehensive billing systems. At the same time, China Mobile has completed the implementation of new billing systems in all provinces in China. China Unicom has also implemented similar systems in substantially all provinces. The information provided to third party service providers such as our company under these new systems is less detailed in certain respects than before, making revenue estimations somewhat more difficult.

If actual results vary significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates in 2004 and 2005 was $655,543 and $774,938, respectively. If this estimate was inaccurate by plus or minus 5.0%, our net margin for the year would be overstated or understated, as the case may be, by $32,777 and $38,747, respectively.

Approximately 97% and 98% of our revenues for the years ended December 31, 2004 and 2005, respectively, were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for such years. Since we systematically track monthly discrepancies/failure rates by province using either monthly statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.

Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the operators' service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:

- ability to adjust the cost of services by adjusting the design or marketing of the service,
- ability to determine prices within ranges prescribed by the operators,
- assumption of risk of non-payment by customers, and
- ability to control content of services and suppliers of that content.

In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators' service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user's reply and thus incur a network fee. In addition, although the prices of our services must be approved by the operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.

Deferred Tax Valuation Allowance

Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. A significant portion of our deferred tax assets relate to Linktone Consulting. Due to changes in our tax planning in 2005, we believe it is likely that Linktone Consulting will generate sufficient taxable income to utilize a portion of its tax loss carryforwards before expiration and other accruals. As a result, we reduced our valuation allowance from $0.5 million to $0.3 million for the year ended December 31, 2005.

Stock-based Compensation

We accounted for our stock-based compensation to employees in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employee." In general, stock-based compensation cost under APB No. 25 represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such contingencies are removed or no longer applicable. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our ADSs on The NASDAQ National Market.

Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally one to four years. The amortization of deferred compensation was $1.1 million, $3.5 million and $2.0 million for 2003, 2004 and 2005, respectively.

As described in "Restatement of 2004 Consolidated Financial Statements" above, we have restated our historical consolidated financial statements for 2004 to record the accounting impact of certain amendments made in October 2004 to certain stock options granted to some of our executive officers. The restatement increased the stock compensation expense for 2004 by $1.4 million to $3.5 million. In connection with these amendments, we also recorded in 2005 an incremental compensation expense of $0.8 million related to the acceleration of vesting that occurred following the resignation of certain of our executive officers in January and February 2006. See Note 5(l) – "Stock-based compensation" to our consolidated financial statements in this annual report for more information on the effect of the $0.8 million incremental compensation expense on 2005 amounts.

In December 2004, the FASB issued SFAS No.123(R), "*Shares Based Payment.*" SFAS No.123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (e.g., employee stock options). SFAS No.123(R) requires the measurement of the costs of employee services received in exchange for an award of an equity instrument such as employee stock options at the fair value on the grant date. Those costs will be recognized over the period during which an employee is required to provide services in exchange for the award. Beginning on January 1, 2006, we adopted the provisions of SFAS No.123(R) under the modified prospective method which does not require us to restate our prior year financial statements to reflect expensing of stock-based compensation under SFAS No. 123(R). Under SFAS No. 123(R), we will use the Black-Scholes option pricing model to estimate the fair value of the stock-based compensation as of the grant date. The Black-Scholes model requires us to make assumptions and judgments about the variables (including the option's expected life, the price volatility of the underlying stock), risk free interest rate for the periods within the expected term of the option and dividend yield to be used in the calculation. The option's expected life and our stock price volatility are based on our management's best estimates at the time of grant, both of which impact the fair value of the option calculated under Black-Scholes model and, ultimately, the expense that will be recognized over the vesting term of the option. SFAS 123(R) requires that we recognize compensation expense for only the portion of options that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based compensation that vest are included in the statement of operations. If the actual number of forfeitures differs from those estimated by our management, additional adjustments to compensation expense may be required in future periods. Upon adoption of FAS 123(R), we estimate that the stock option compensation expense related to issued but unvested options at December 31, 2005 will be approximately $2 million to $2.5 million, which would be recognized in 2006 and thereafter.

Revenues

As described in "Critical Accounting Policies - Revenue and Cost of Services Recognition," we generate revenues primarily from service fees paid by mobile phone users who use our services through the operators. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our 2G SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.25) per message and from RMB2.0 ($0.25) to RMB15.0 ($1.86) per month for subscription services. Fees for 2.5G MMS, WAP and Java™ services currently range from RMB1.0 ($0.12) to RMB10.0 ($1.24) per message and from RMB5.0 ($0.62) to RMB30.0 ($3.71) per month for subscription services. Fees for audio-related services range from RMB0.5 ($0.06) to RMB3.0 ($0.37) per audio content download. For 2005, our 2G, audio-related and 2.5G services represented 63.5%, 23.1% and 11.3% , respectively, of our gross revenues.

We also generate revenues by offering services through the fixed line networks of China Telecom and China Netcom. This revenue was not a significant part of our total gross revenues for 2004 but represented 4.3% of our total gross revenues for 2005.

Cost of Services

Our cost of services includes the following:

- Service and network fees payable by us to the operators, and
- Payments to certain content and marketing providers for the use of their content.

Service and network fees are deemed paid when the operators remit to us our portion of the fees paid by users net of the service and network fees described above.

We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the operators with respect to services provided that incorporate the providers' products, or a combination of fixed and variable amounts.

The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,		
	2003 (audited)	2004 (audited)	2005 (audited)
Cost of services:			
Operators' fees	$5,303,603	$13,639,288	$20,511,512
Payments to content and marketing providers	$515,788	$1,666,128	$5,972,182
Total	**$5,819,391**	**$15,305,416**	**$26,483,694**

Operating Expenses

Our operating expenses include product development, selling and marketing, stock-based compensation and other general and administrative expenses.

Product Development Expenses

Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.

Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and Java™ services, as well as audio-related services. We develop slightly more than half of our MMS, WAP, Java™ and audio-related services content in-house with the remainder aggregated from third parties. For the year ended December 31, 2005, approximately 35%, 29%, 7%, 13% and 16% of our product development expenditures were related to our 2G services, 2.5G services, audio-related services, general office information technology support and new businesses (such as casual gaming), respectively. We expect that the portion of our product development expenditures devoted to 2.5G and audio-related services will increase moderately in the future.

Although the monthly statements we receive from the operators do not include breakdowns of gross revenues by service and not all of the affiliates of the operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the operators for delivery to the ultimate user provide us with extensive information about the popularity of our services, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators' unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with the operators helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.

We depreciate our computer hardware and office equipment on a straight-line basis over their estimated useful lives.

As part of our continual assessment of our estimation techniques, we determined that our previous estimates on residual value and the useful life of our computer equipment, software and other assets required modification. Effective from January 1, 2005, we have modified our estimation on the residual value of product development assets from 10% to zero, and the updated useful life of such assets as follows:

	Old Estimation	New Estimation
Computer hardware/ equipment	60 months	36-60 months
Office equipment	60 months	12-36 months

These changes increased depreciation expense by $0.4 million and reduced income tax expense by $0.1 million for the year ended December 31, 2005.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions. It also includes the salary and welfare expenses of the staff in our sales department and marketing department, as well as charges imposed on us by the mobile operators for our inadvertent contravention of their customer service policies, which generally appear as separate charges on the statements we receive from the operators.

Stock-based Compensation

Our operating expenses include stock-based compensation charges, which are described under "Critical Accounting Policies and Estimates - Stock-based Compensation" above.

Other General and Administrative Expenses

Our other general and administrative expenses consist primarily of the salary and welfare expenses of our customer research department, customer service department, business development department and other administrative functions, such as legal, human resources, finance and senior management. Other general and administrative expenses also include fees for professional services (e.g., audit, tax, legal and recruitment), office rentals, relocation expenses (in 2005 which included expenses incurred in connection with the move of our office in Beijing), bandwidth leasing and server custody fees charged by the operators and the amortization of leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the relevant lease term or the assets' estimated useful lives.

Taxation

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to a tax on income or capital gain. However, our revenues are primarily derived from our affiliated Chinese entities. Chinese companies are generally subject to Enterprise Income Tax (EIT) comprising a national income tax and local tax. Linktone Consulting and Shanghai Weilan are subject to a 30% national income tax and a 3% local tax. Shanghai Huitong and Linktone Internet qualify as "foreign investment production enterprises established in a coastal economic development zone in an old urban district" under applicable tax rules, and accordingly are subject to a 24.0% national income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong and Linktone Internet are entitled to an exemption from the national income and local tax for the first two years after cumulative profitability and a 50.0% reduction for the subsequent three years. Our affiliated Chinese entities Shanghai Unilink and Shanghai Qimingxing are currently considered "small businesses" under applicable tax rules, and are subject to a 2.4% tax on revenue and 4.8% tax on the difference between revenue and cost of services, rather than on income. Shanghai Weilan initially was also subject to tax on revenue rather than on income, however, its revenue in 2004 exceeded the revenue ceiling for entities qualified to be taxed under the revenue method. Therefore, Shanghai Weilan has been subject to a 30.0% national income tax and 3.0% local tax since 2004. Because Hainan Zhong Tong, Wang You and Linktone Software are located in economic development zones in coastal cities, they are subject to a preferential national income tax rate of 15%, and are permanently exempt from local tax. Shenzhen Yuanhang, Beijing Cosmos and Beijing Lian Fei qualify as "high technology" enterprises, and are therefore entitled to: (i) with respect to Beijing Cosmos and Beijing Lian Fei, a three (3) year national and local tax exemption followed by three (3) years with a 50% reduction in the national income tax rate and continued exemption from the local income tax rate, commencing from the first year of operations and (ii) with respect to Shenzhen Yuanhang, a two (2) year national and local tax exemption followed by three (3) years with a 50% reduction in the national income tax rate and continued exemption from the local income tax rate, commencing from the first year of profitability.

If our income is generated from a permanent establishment in China, the income of such permanent establishment would be subject to a 30.0% national income tax and 3.0% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Since Linktone Consulting, Shanghai Huitong, Linktone Internet, Linktone Software and Wang You are our wholly-owned subsidiaries and are considered permanent establishments in China for tax purposes, the income generated by these entities is subject to EIT, and the dividends distributed from these entities to our company is exempt from Chinese withholding tax.

Payments for software license fees and related technical consulting services provided by Shanghai Huitong and Linktone Internet to Shanghai Weilan and Shanghai Unilink are subject to a 17.0% value-added tax, or VAT. Under applicable tax regulations, Shanghai Huitong and Linktone Internet are entitled to a tax refund equivalent to the portion of VAT expense that is in excess of 3.0%. This VAT expense is shown in our "Consolidated Statements of Operations" as a reduction in our revenue. For the year ended December 31, 2005, Shanghai Huitong and Linktone Internet paid a total $6.3 million in VAT and received a $5.0 million tax refund. As of December 31, 2005, Shanghai Huitong and Linktone Internet accrued VAT refund receivable and payable of $2.1 million and $2.6 million, respectively, for approximately $11.4 million in software license fee revenue invoiced in 2005 and $6.4 million in software license fee revenue expected to be invoiced in 2006. The entire $2.1 million has been refunded.

We are subject to a business tax on our revenues derived from services in China, which is generally 3% – 5% of the revenue. Business tax applies to the gross revenues recognized by our Chinese affiliated entities and to the service fees charged to those entities by Linktone Consulting. The business tax shown in our consolidated statements of operations causes a reduction in our revenue.

Subject to the approval of the relevant tax authorities, Linktone Consulting, one of our wholly owned subsidiaries in China, had total tax loss carryforwards of approximately $2.8 million as of December 31, 2005 for EIT purposes. Approximately $0.02 million, $0.04 million, $2.3 million, $0.4 million and $0.03 million of such losses will expire in 2006, 2007, 2008, 2009 and 2010, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.8 million. For more information regarding our tax loss carryforwards and deferred tax assets, see "Critical Accounting Policies and Estimates - Deferred Tax Valuation Allowance" above.

Capital Expenditures

Our capital expenditures for 2003, 2004 and 2005 were approximately $0.3 million, $2.4 million and $2.0 million, respectively, consisting of the purchase of computer and office equipment and leasehold improvements. Substantially all of our capital expenditures for 2005 were incurred in connection with the expansion of our business, as well as furniture and computer equipment purchased in connection with the relocation of our Beijing office in December 2005. We anticipate that we will have capital expenditures in the next 12 months of approximately $1 million for software and technology infrastructure products which we expect to finance with internal funds.

Results of Operations

The following table sets forth a summary of our audited consolidated statement of operations for the periods indicated and as a percentage of gross revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,					
	2003 (audited)	%	2004 (restated and audited)	%	2005 (audited)	%
Gross revenues	$16,601,492	100.0%	$50,318,744	100.0%	$73,608,603	100.0%
Net revenues	15,485,670	93.3%	48,083,700	95.6%	70,487,256	95.8%
Cost of services	(5,819,391)	(35.1)%	(15,305,416)	(30.4)%	(26,483,694)	(36.0)%
Gross profit	9,666,279	58.2%	32,778,284	65.2%	44,003,562	59.8%
Operating expenses:						
Product development	(748,209)	(4.5)%	(2,807,720)	(5.6)%	(6,229,976)	(8.5)%
Selling and marketing	(2,144,540)	(12.9)%	(8,794,568)	(17.5)%	(14,719,763)	(20.0)%
Share-based compensation	(1,119,529)	(6.7)%	(3,464,807)	(6.9)%	(2,012,425)	(2.7)%
Other general and administrative	(2,070,141)	(12.5)%	(6,809,947)	(13.5)%	(9,774,570)	(13.3)%
Total operating expenses	(6,082,419)	(36.6)%	(21,877,042)	(43.5)%	(32,736,734)	(44.5)%
Income from operations	3,583,860	21.6%	10,901,242	21.7%	11,266,828	15.3%
Interest income	32,223	0.2%	815,447	1.6%	1,965,801	2.7%
Other income	–		346,652	0.7%	720,763	0.9%
Income tax expense	–	0.0%	(997,307)	(2.0)%	(1,504,329)	(2.0)%
Income after tax	$3,616,083	21.8%	$11,066,034	22.0%	$12,449,063	16.9%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Gross Revenues

Gross revenues increased by 46.3% to $73.6 million for the year ended December 31, 2005 from $50.3 million in 2004, primarily as a result of increases in the number of paying users, particularly for our audio-related services, as well as growth in sales of our SMS and 2.5G services in 2005. We estimate that our user base expanded to an average of 7.7 million users per month during 2005, reaching a peak of an average of 10.0

million users in August 2005, compared with our estimate of an average of 6.8 million users per month during 2004. This increase was primarily due to our ongoing efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless (and, to a lesser extent, fixed line) value-added services market in China, particularly for audio-related and 2.5G services.

In addition, we estimate that our average revenue per user increased to $1.00 per month during 2005, compared to $0.61 per month during 2004. This increase was primarily due to our enhanced product portfolio for all categories of our services. Growth in sales of our audio-related, 2G and 2.5G services contributed to 57.1%, 28.0% and 7.9%, respectively, of our total increase in gross revenues for 2005 compared to 2004. In 2005, ringback and IVR services accounted for 11.0% and 12.0%, respectively, of our gross revenues. In 2005, MMS and WAP services accounted for 8.8% and 2.0%, respectively, of our gross revenues.

Our gross revenues for 2005 were negatively affected, however, by various sanctions imposed by China Mobile in 2005, as described under "Overview - Changes in Mobile Operator Policies or the Manner in Which They are Enforced." We cannot quantify the impact of the sanctions on our gross revenue because we cannot estimate with precision the revenues we would have earned during the time period affected by the sanctions. Also, we cannot predict whether we will be subject to additional sanctions or penalties in future periods.

Cost of Services

Our cost of services increased by 73.2% to $26.5 million in 2005 from $15.3 million in 2004, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the operators. Cost of services also increased in part due to increased revenue share payments to our content providers and co-marketing partners, reflecting a greater percentage of revenues derived from third party content. In 2005, our total service and network fees paid to the operators were $20.5 million, representing 77.4% of our total cost of services, and fees paid to content and marketing partners were $6.0 million, representing 22.6% of our total cost of services, compared to $13.6 million, representing 88.9% of our total cost of services, and $1.7 million, representing 11.1% of our total cost of services, respectively, for the same period in 2004.

If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content providers, or to other parties such as additional handset manufacturers that embed our services in their handsets, we expect that our cost of services may increase.

Operating Expenses

Our operating expenses increased to $32.7 million in 2005 from $21.9 million in 2004. Operating expenses as a percentage of gross revenues increased to 44.5% in 2005 from 43.5% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2005 and 2004.

Product development expenses increased by 121.4% to $6.2 million in 2005 from $2.8 million in 2004, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 123 and 122 employees, respectively, as of December 31, 2004 to 312 and 148 employees, respectively, as of December 31, 2005. Staff costs for product development increased to $4.4 million, or 13.5% of our total operating expenses, in 2005 from $2.4 million, or 11.0% of our total operating expenses, in 2004.

Selling and marketing expenses increased by 67.0% to $14.7 million in 2005 from $8.8 million in 2004, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 227 as of December 31, 2004 to 280 as of December 31, 2005. Advertising and sales activities increased to $8.6 million, or 26.3% of our total operating expenses, in 2005 from $4.3 million, or 19.6% of our total operating expenses, in 2004. Staff costs increased to $2.9 million, or 8.9% of our total operating expenses, in 2005 from $1.9 million, or 8.7% of our total operating expenses, in 2004. In 2004 and 2005, approximately 55%, 44% and 1% and 50%, 17% and 33%, respectively, of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. We expect that the major portion of our sales and marketing expenses will be related to our 2.5G and audio-related services in future periods.

We recorded stock-based compensation cost in the amount of $2.0 million in 2005, compared to $3.5 million in 2004. The reduction was primarily due to stock-based compensation cost related to options granted to our management and certain staff employees in April 2003 had been fully amortized by July 2005. The decrease also resulted from the fact that stock-based compensation cost incurred in connection with the amendment of certain executive officers' stock options in October 2004 was significantly greater in 2004 than 2005.

Other general and administrative expenses increased by 44.1% to $9.8 million in 2005 from $6.8 million in 2004, primarily due to an increase in staff costs as a result of additional hiring of staff from 46 to 85 employees, as well as an increase in professional service fees such as for legal, audit and recruitment. The majority of new hires were in our legal, finance and human resources departments. These staff costs increased to $2.9 million, or 8.9% of our total operating expenses, in 2005 from $2.1 million, or 9.6% of our total operating expenses, in 2004.

We expect that our operating expenses will increase at a slower pace in the near-term in comparison to prior periods as we have implemented cost reductions beginning in the first quarter of 2006 to create a leaner and more efficient company.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Revenues

Gross revenues increased by 203.0% to $50.3 million for the year ended December 31, 2004 from $16.6 million in 2003, primarily as a result of increases in the number of paying users and average revenue per user, particularly for our SMS services, as well as growth in sales of our 2.5G and audio-related services in 2004. We estimated that our user base expanded to an average of 6.8 million users per month during 2004, reaching a peak of an average of 7.2 million users in November 2004, compared with our estimate of an average of 3.3 million users per month during 2003. This increase was primarily due to our efforts to attract new users from a broader geographic base as well as gaining customers from our competitors through increased marketing channels, especially print and broadcast media channels, and an expanded sales network. Our user base also increased as a result of the overall growth of the wireless value-added services market in China, particularly for 2.5G and audio-related services.

In addition, we estimated that our average revenue per user increased to $0.61 per month during 2004, reaching a peak of $0.74 in December 2004, compared to $0.54 in December 2003. This increase was due primarily to our enhanced product portfolio for all categories of our services and the launch of IVR services in April 2004. Growth in sales of our 2G, 2.5G and audio-related services contributed to 70.3%, 19.0% and 10.7%, respectively, of our total increase in gross revenues for 2004 compared to 2003. In 2004, MMS and WAP services accounted for 10.5% and 2.0%, respectively, of our gross revenues. In 2004, ringback and IVR services accounted for 3.5% and 3.7%, respectively, of our gross revenues.

Although our gross revenues for SMS services increased in 2004 compared to 2003, we experienced a decline in SMS-related revenues between the second and third quarters and between the third and fourth quarters of 2004. These declines resulted principally from the ongoing effects of China Mobile's implementation of its new platform for customer service and billing management.

Cost of Services

Our cost of services increased by 163.8% to $15.3 million in 2004 from $5.8 million in 2003, primarily due to the overall growth of our business resulting in increased service and network fees being paid by us to the mobile operators. Cost of services also increased in part due to payments to our content providers and marketing partners under our cooperation agreements with them. In 2004, our total service and network fees paid to the mobile operators were $13.6 million, representing 88.9% of our total cost of services, and fees paid to content and marketing partners were $1.7 million, representing 11.1% of our total cost of services, compared to $5.3 million, representing 91.4% of our total cost of services, and $0.5 million, representing 8.6% of our total cost of services, respectively, for the same period in 2003.

Operating Expenses

Our operating expenses increased significantly to $21.9 million in 2004 from $6.1 million in 2003. Operating expenses as a percentage of gross revenues increased from 36.6% in 2003 to 43.5% in 2004. The increase was mainly due to the fact that the rate of growth in our operating expenses, in particular, our selling and marketing and product development expenses, outpaced the rate of growth of our revenue. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses were not material for 2003 and 2004.

Product development expenses increased by 300.0% to $2.8 million in 2004 from $0.7 million in 2003, primarily due to an increase in staff costs as a result of additional hiring to expand our product development and technology support teams, which increased from 64 and 30 employees as of December 31, 2003 to 123 and 122 employees as of December 31, 2004. Staff costs for product development increased to $2.4 million, or 11.0% of our total operating expenses, in 2004 from $0.7 million, or 11.5% of our total operating expenses, in 2003.

Selling and marketing expenses increased by 319.0% to $8.8 million in 2004 from $2.1 million in 2003, primarily due to increased investment in advertising and sales activities in online and offline media, as well as an increase in the number of sales and marketing employees from 97 as of December 31, 2003 to 168 as of December 31, 2004. Such advertising and sales activities increased to $4.3 million, or 19.6% of our total operating expenses, in 2004 from $0.9 million, or 14.8% of our total operating expenses, in 2003. Staff costs increased to $1.9 million, or 8.7% of our total operating expenses, in 2004 from $0.7 million, or 11.5% of our total operating expenses, in 2003. In 2003, substantially all of our sales and marketing expenses were incurred promoting our 2G services. However, in 2004, approximately 55%, 44% and 1% of such expenses were incurred to promote our 2G, 2.5G and audio-related services, respectively. Our sales and marketing expenses also increased during this period because we incurred charges imposed by the mobile operators for the inadvertent contravention of certain of their policies, which totaled $0.7 million in 2004, compared to nil in 2003.

We recorded stock-based compensation cost in the amount of $3.5 million in 2004, compared to $1.1 million in 2003, primarily due to amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003. The increase also resulted from stock-based compensation cost incurred in connection with the amendment of certain executive officers' stock options in October 2004.

Other general and administrative expenses increased by 223.8% to $6.8 million in 2004 from $2.1 million in 2003, primarily due to an increase in staff costs as a result of additional hiring of staff from 43 to 105 employees. The majority of new hires were in our finance and human resources departments as well as senior management. These staff costs increased to $2.1 million, or 9.6% of our total operating expenses, in 2004 from $1.1 million, or 18.0% of our total operating expenses, in 2003. An increase in our lease expenses, incurred in connection with our move to new corporate offices in July 2004, in the amount of $0.7 million for the year ended December 31, 2004, also contributed to the increase in other general and administrative expenses.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors and from our initial public offering in March 2004 and cash flow from operations. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,		
	2003 (audited)	2004 (restated and audited)	2005 (audited)
Net cash provided by operating activities	$2,880,751	$9,654,127	$9,561,944
Net cash used in investing activities	(304,380)	(17,266,029)	(34,440,154)
Net cash (used in)/provided by financing activities	–	65,412,374	(2,832,327)
Foreign currency translation adjustment	457	264	549,586
Net increase in cash and cash equivalents	2,576,828	57,800,736	(27,160,951)
Cash and cash equivalents, beginning of year	3,036,065	5,612,893	63,413,629
Cash and cash equivalents, end of year	$5,612,893	$63,413,629	$36,252,678

The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements is set forth under "Arrangements with Consolidated Affiliates" above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

Pursuant to various software license and service agreements, our subsidiaries charged Shanghai Weilan and Shanghai Unilink an aggregate fee of $39.1 million for the year ended December 31, 2005. After these charges, as of December 31, 2005, approximately $7.1 million and $0.02 million of profits (determined based on invoiced revenue) remained in Shanghai Weilan and Shanghai Unilink, respectively. As of December 31, 2005, approximately $1 million of profit (determined based on invoiced revenue) remained in Shenzhen Yuanhang. Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, each had accumulated losses as of December 31, 2005. Of the profits remaining in Shanghai Weilan, Shanghai Unilink and Shenzhen Yuanhang, $5.8 million related to 2003, $1.2 million related to 2004 and $1.12 million related to 2005. For tax planning reasons and because we usually charge our affiliated Chinese entities fees for the current year only, we do not anticipate transferring such cumulative retained profits relating to earlier years to our subsidiaries via service charges in the future. In addition, because Shanghai Weilan, Shanghai Unilink and Shenzhen Yuanhang are only affiliated entities of us rather than subsidiaries, such profits cannot be transferred to us in the form of cash dividends. However, our subsidiaries normally have access to the cash or other assets retained in Shanghai Weilan, Shanghai Unilink, Shenzhen Yuanhang, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing via inter-company advances.

Operating Activities

Cash provided by operating activities was $2.9 million, $9.7 million and $9.6 million for 2003, 2004 and 2005, respectively. For 2003, 2004 and 2005, cash provided by operating activities consisted primarily of our operating profit.

Investing Activities

Cash used in investing activities in 2003, 2004 and 2005 was approximately $0.3 million, $17.3 million and $34.4 million, respectively. In 2003 and 2004, cash expenditures consisted primarily of the purchase of short term investments and fixed assets, including computers and office equipment and leasehold improvements, in connection with the expansion of our business. In 2005, cash expenditures included the acquisitions of Shenzhen Yuanhang through Brilliant, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing, our strategic investment in 9Sky, and the purchase of short term investments and fixed assets such as computers and office equipment and leasehold improvements.

We had no material commitments for capital expenditures as of December 31, 2003, 2004 and 2005. During 2003, 2004 and 2005, we spent approximately $0.3 million, $2.4 million and $2.0 million, respectively, for renovations of our new corporate offices and for the purchase of computer and office equipment.

Financing Activities

Cash used in financing activities was $2.8 million for 2005, which consisted primarily of funds used to finance our ADS repurchase program. Cash provided by financing activities was $65.4 million for 2004, which consisted of the net proceeds from our initial public offering and from the exercise of stock options. We had no cash provided by or used in financing activities for 2003.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts, short-term time deposits or short-term, investment grade fixed income securities for two principal purposes: to finance our operations, and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.

We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We also believe that our recent acquisitions of Shenzhen Yuanhang through Brilliant, Beijing Cosmos, Hainan Zhong Tong, Beijing Lian Fei and Shanghai Qimingxing and our strategic investment in 9Sky will have no material impact on our future liquidity or capital resources in the near-term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Research and Development

We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in entertainment-oriented wireless value-added services. Our product development activities are led by our 312-member product development department based in Shanghai,

Beijing and Shenzhen, of which approximately 103 work on new services such as MMS, WAP and Java™ and the remainder focusing on SMS-based services, audio-related services and casual gaming. Our total expenditures for research and development were $0.7 million, $2.8 million and $6.2 million for the years ended 2003, 2004 and 2005, respectively.

We develop the content for our services in-house, aggregate it from domestic and international providers or through acquisitions. We plan to enter into additional relationships with domestic and international providers, in particular with respect to the development of games, music and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products. We also intend to make additional strategic investments or acquisitions such as our acquisitions of Shenzhen Yuanhang through Brilliant and Beijing Cosmos in order to build more robust interactive entertainment services.

Our services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as Java™ and Brew games. We currently develop or aggregate from third parties, particularly from game developers in Japan and Korea, a variety of action and adventure Java™ games. For this purpose, we have a game development team which is highly experienced working in the Java™ and Brew programming language to customize and localize games for the Chinese market. Finally, certain provincial and local offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile's and China Unicom's networks at all levels.

Intellectual Property and Proprietary Rights

We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered 80 Internet and WAP domain names in English and Chinese, of which our primary domain names are listed below.

- *www.linktone.com,*
- *www.linktone.com.cn,*
- *www.lt2000.com.cn,*
- *www.lt2000.net,*
- *www.ul9000.com,*
- *www.ul9000.com.cn,*
- *www.ul9000.cn,*
- *www.soring.cn,*
- *www.i-liao.com,*
- *wap.linktone.com,*
- *wap.linktone.com.cn,*
- *www.i-liao.com,*
- *wap.linktone.com,*
- *wap.linktone.com.cn,*
- *www.my1828.com,*
- *www.smschina.com,*
- *www.8228.com,*
- *www.yhgame.com, and*
- *www.vrhappy.com.*

We have registered 90 trademarks with China's Trademark Office and one trademark in each of Hong Kong, Singapore and Taiwan, relating to our company name and logo and some of our services. We are in the process of applying for 36 additional trademarks in China and two trademarks in the United States.

China's trademark law adopts a "first-to-file" system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except for statutorily defined "well known" marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.

We have also obtained 21 copyright certificates in China for cartoons and images and 26 copyright certificates for computer software.

Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any recent trends that are likely to have a material effect on our business.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Tabular Disclosure of Contractual Obligations

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties, and contingent purchase price commitments in respect of certain acquisition and loan agreements to which we are a party. The following table sets forth our commitments under operating leases, advertising commitments and acquisition agreements as of December 31, 2005:

	Office Premises	Advertising Commitments	Contingent Purchase Price Commitments	Total
Less than one year	$1,498,556	$2,384,236	$4,467,697	$8,350,489
1 - 3 years	$1,174,058	–	–	$1,174,058
3 - 5 years	$50,324	–	–	$50,324
Total	$2,722,938	$2,384,236	$4,467,697	$9,574,871

The contingent purchase price commitments referenced above include the following:

In connection with our acquisition of Beijing Cosmos, we may be obligated to pay approximately $2.5 million out of a maximum of $3.1 million in contingent consideration to the selling shareholders of Beijing Cosmos if certain financial performance objectives are achieved by March 31, 2006. $0.6 million of the maximum $3.1 million in contingent consideration was already paid to the selling shareholders of Beijing Cosmos as an advance payment prior to December 31, 2005.

In connection with our strategic investment in 9Sky, we are obligated to advance further loans in the aggregate amount of approximately $2 million to 9Sky, if certain conditions pursuant to a convertible loan agreement are achieved.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. Our business and the price of our ordinary shares and ADSs could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations. During the twelve months ended December 31, 2005, the foreign currency translation adjustments to our comprehensive income was $0.8 million and the currency loss was $0.36 million, primarily as a result of the Chinese Renminbi appreciating approximately 2.5% against the U.S. dollar in connection with the Chinese government's decision in July 2005 to tie the Renminbi to a basket of currencies rather than to the U.S. dollar. The following is a sensitivity analysis showing the impact of hypothetical changes in the value of the Renminbi against the U.S. dollar as of December 31, 2005 on our results for 2005:

Change in the Value of ChineseRenminbi against the U.S. Dollar from Actual Value as of December 31, 2005	Additional Translation Adjustments to Comprehensive Income (in thousands)	Additional Transaction Gain/(Loss) (in thousands)
2.5% Appreciation	$823	$(36)
5% Appreciation	$1646	$(72)
2.5% Depreciation	$(823)	$36
5% Depreciation	$(1646)	$72

Recent Accounting Pronouncements

In November 2005, the FASB issued FSP 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" nullifies the guidance in EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," on determining whether an impairment of a security is other than temporary (including guidance on the investor's ability and intent to hold investments, the severity of the impairment, the duration of the impairment, and the forecasted recovery of fair value). FSP 115-1 shall be applied to reporting periods beginning after December 15, 2005, although earlier application of FSP 115-1 is permitted. We do not expect a material impact on our financial position or on our results of operation upon the adoption of FSP 115-1 in 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under

SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123(R), while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have adopted the provisions of SFAS No. 123(R) under the prospective method using the Black-Scholes option pricing model beginning January 1, 2006.

SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principles that are not adopted prospectively. This statement is effective January 1, 2006. The application of this standard had no impact on our 2005 consolidated financial statements.


LINKTONE

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LINKTONE LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. ("the Company") and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the consolidated financial statements, the Company has restated its 2004 consolidated financial statements.

PricewaterhouseCoopers Zhong Tian

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People's Republic of China

April 11, 2006

CONSOLIDATED BALANCE SHEETS

(in U.S. dollars, except share data)

	Note	As of December 31, 2004 (Restated)	As of December 31, 2005
Assets			
Current assets:			
Cash and cash equivalents	8	$ 63,413,629	$ 36,252,678
Short term investments	9	14,860,365	41,580,530
Accounts receivable, net	10	10,445,535	15,945,662
Tax refund receivable	11	2,597,167	2,131,128
Deposits and other receivables	12	2,900,433	5,136,949
Deferred tax assets	20	416,632	811,014
Total current assets		94,633,761	101,857,961
Property and equipment, net	15	2,527,813	3,565,446
Intangible assets	16	–	2,234,185
Goodwill	7	–	10,171,219
Other long term assets		282,784	–
Deferred tax assets	20	763,597	1,051,469
Total assets		$ 98,207,955	$118,880,280
Liabilities and shareholders' equity			
Current liabilities:			
Taxes payable	17	$ 5,078,967	$ 5,898,782
Accrued liabilities and other payables	18	4,181,346	11,886,705
Due to related parties		13,792	–
Deferred revenue		–	93,327
Deferred tax liabilities	20	1,115,351	881,279
Total current liabilities		10,389,456	18,760,093
Long term liabilities			
Other long term liabilities		149,411	30,276
Total liabilities		10,538,867	18,790,369
Commitments and contingencies	24	–	–
Shareholders' equity			
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 257,317,900 shares issued and outstanding as of December 31, 2004 and December 31, 2005)	6	25,377	25,732
Additional paid-in capital	6, 22	78,345,352	78,674,885
Deferred stock-based compensation	2, 23	(1,227,018)	–
Statutory reserves	19	1,531,760	2,007,776
Accumulated other comprehensive (loss)/income		(64,825)	726,837
Retained earnings		9,058,442	18,654,681
Total shareholders' equity		87,669,088	100,089,911
Total liabilities and shareholders' equity		$ 98,207,955	$118,880,280

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except per share data)

	Note	For the year ended December 31, 2003	2004 (Restated)	2005
Gross revenues	13	$ 16,601,492	$ 50,318,744	$ 73,608,603
Business tax		(1,115,822)	(2,235,044)	(3,121,347)
Net revenues		15,485,670	48,083,700	70,487,256
Cost of services		(5,819,391)	(15,305,416)	(26,483,694)
Gross profit		9,666,279	32,778,284	44,003,562
Operating expenses:				
Product development		(748,209)	(2,807,720)	(6,229,976)
Selling and marketing		(2,144,540)	(8,794,568)	(14,719,763)
Stock-based compensation*	2, 23	(1,119,529)	(3,464,807)	(2,012,425)
Other general and administrative		(2,070,141)	(6,809,947)	(9,774,570)
Total operating expenses		(6,082,419)	(21,877,042)	(32,736,734)
Income from operations		3,583,860	10,901,242	11,266,828
Interest income		32,223	815,447	1,965,801
Other income, net		–	346,652	720,763
Income before tax		3,616,083	12,063,341	13,953,392
Income tax expense	20	–	(997,307)	(1,504,329)
Net income		3,616,083	11,066,034	12,449,063
Accretion on Series B convertible redeemable preferred shares		(143,936)	(28,206)	–
Amount allocated to participating preferred shareholders		(1,769,080)	(794,307)	–
Net income attributable to ordinary shareholders		$ 1,703,067	$ 10,243,521	$ 12,449,063
Other comprehensive income/(loss)		457	(64,414)	791,662
Comprehensive income		$ 3,616,540	$ 11,001,620	$ 13,240,725
Earning per share:	25			
Basic		$ 0.02	$ 0.05	$ 0.05
Diluted		$ 0.02	$ 0.04	$ 0.05
Weighted average ordinary shares:				
Basic		97,390,000	224,569,476	257,020,040
Diluted		109,556,852	248,081,126	275,385,579

* Stock-based compensation is a component of general and administrative expenses.

The accompanying notes are an integral part of these consolidated financial statements.

linktone

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Convertible preferred shares	Deferred stock based compensation	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/ (Accumulated Deficit)	Total shareholders' equity/ (deficit)
	Shares	Amount							
Balance as of December 31, 2002	97,390,000	$ 9,739	$ -	$ 3,525,388	$ -	$ -	$ (868)	$ (3,919,773)	$ (385,514)
Accretion of Series B redeemable convertible preferred shares	-	-	-	-	-	-	-	(143,936)	(143,936)
Deferred stock-based compensation	-	-	5,811,354	-	(4,691,825)	-	-	-	1,119,529
Other comprehensive income:									
Translation adjustments	-	-	-	-	-	-	457	-	457
Net income	-	-	-	-	-	-	-	3,616,083	3,616,083
Appropriations to statutory reserves	-	-	-	-	-	500,000	-	(500,000)	-
Balance as of December 31, 2003	97,390,000	9,739	5,811,354	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	-	-	-	-	-	67,051,633
Costs of initial public offering	-	-	(1,941,409)	-	-	-	-	-	(1,941,409)
Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	-	-	-	-	-	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	(3,525,388)	-	-	-	-	-
Issuance of ordinary shares from exercise of stock option	3,717,990	372	301,778	-	-	-	-	-	302,150
Accretion of series B redeemable convertible preferred shares	-	-	28,206	-	-	-	-	(28,206)	-
Deferred stock-based compensation (Restated)	-	-	-	-	3,464,807	-	-	-	3,464,807
Other comprehensive income:									
Translation adjustment	-	-	-	-	-	-	264	-	264
Unrealized loss on investments in marketable securities	-	-	-	-	-	-	(64,678)	-	(64,678)
Net income (Restated)	-	-	-	-	-	-	-	11,066,034	11,066,034
Appropriation to Statutory reserves	-	-	-	-	-	1,031,760	-	(1,031,760)	-
Balance as of December 31, 2004 (Restated)	253,772,990	25,377	78,345,352	-	(1,227,018)	1,531,760	(64,825)	9,058,442	87,669,088
Issuance of ordinary shares from exercise of stock options	6,924,910	693	568,777	-	-	-	-	-	569,470
Retirement of shares from stock repurchase	(3,380,000)	(338)	(1,024,651)	-	-	-	-	(2,376,808)	(3,401,797)
Deferred stock-based compensation	-	-	785,407	-	1,227,018	-	-	-	2,012,425
Other comprehensive income:									
Translation adjustment	-	-	-	-	-	-	823,301	-	823,301
Unrealized loss on investments in marketable securities	-	-	-	-	-	-	(31,639)	-	(31,639)
Net income	-	-	-	-	-	-	-	12,449,063	12,449,063
Appropriation to Statutory reserves	-	-	-	-	-	476,016	-	(476,016)	-
Balance as of December 31, 2005	257,317,900	$ 25,732	$ 78,674,885	$ -	$ -	$ 2,007,776	$ 726,837	$ 18,654,681	$ 100,089,911

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	For the year ended December 31,		
	2003	2004 (Restated)	2005
Cash flow from operating activities			
Net income	$ 3,616,083	$ 11,066,034	$ 12,449,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock compensation costs	1,119,529	3,464,807	2,012,425
Loss on disposal of fixed assets	–	49,064	–
Depreciation	90,856	429,516	1,419,609
Amortization of intangible assets	–	–	760,299
Provision for bad debts	161,478	176,813	(190,054)
Deferred income tax benefits	–	(64,878)	(914,668)
Loss on foreign exchange	–	–	36,415
Gain on short term investments	–	(81,094)	(1,060,041)
Changes in assets and liabilities net of effect of acquisitions and disposals:			
Accounts receivable	(2,690,310)	(7,529,729)	(4,550,229)
Tax refund receivable	–	(2,597,167)	532,431
Deposits and other receivables	(429,087)	(1,198,857)	(561,247)
Taxes payable	704,645	4,092,219	689,980
Accrued liabilities and other payables	307,552	1,847,399	(1,047,894)
Due to related parties	5	–	(14,145)
Net cash provided by operating activities	2,880,751	9,654,127	9,561,944
Cash flow from investing activities			
Purchase of property and equipment	(304,380)	(2,422,079)	(1,967,541)
Purchase of intangible assets	–	–	(306,050)
Proceeds from sale of short term investments	–	22,181	27,001,194
Cash paid for short term investments	–	(14,866,131)	(52,692,957)
Cash paid for business acquisitions, net off cash acquired	–	–	(5,459,324)
Cash paid for convertible loans	–	–	(581,782)
Cash paid to staff for business acquisitions	–	–	(433,694)
Net cash used in investing activities	(304,380)	(17,266,029)	(34,440,154)
Cash flow from financing activities:			
Proceeds from initial public offering, net of issuance costs paid	–	65,110,224	–
Proceeds from the exercise of stock options	–	302,150	569,470
Cash paid for repurchase of stock	–	–	(3,401,797)
Net cash provided by financing activities	–	65,412,374	(2,832,327)
Effect of exchange rate change on cash	457	264	549,586
Net (decrease)/increase in cash and cash equivalents	2,576,828	57,800,736	(27,160,951)
Cash and cash equivalents, beginning of year	3,036,065	5,612,893	63,413,629
Cash and cash equivalents, end of year	$ 5,612,893	$ 63,413,629	$ 36,252,678
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Cash paid for business and other taxes on revenues	$ 681,161	$ 1,224,397	$ 8,800,560
Cash received for value added tax refund	–	–	4,960,196
Cash paid for income tax	–	518,262	607,940
Cash paid for interest	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

(In U.S. dollar, unless otherwise stated)

1 Organization and Nature of Operations

Linktone Ltd. ("Linktone" or the "Company"), a Cayman Islands Corporation, is a provider of wireless media, entertainment and communication services or wireless value added services ("WVAS") to mobile phone users in the People's Republic of China ("PRC"). The Company specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.

The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. ("Linktone Consulting"), Shanghai Huitong Information Co., Ltd. ("Huitong"), Shanghai Linktone Internet Technology Co., Ltd. ("Linktone Internet"), Shanghai Linktone Software Co., Ltd. ("Linktone Software"), Brilliant Concept Investment Ltd. ("Brilliant") and Wang You Digital Technology Co., Ltd. ("Wang You"), and variable interest entities ("VIE" or "VIEs") for which the Company is the primary beneficiary. Brilliant and Wang You were acquired by the Company in May 2005 (note 7). The Company and its subsidiaries and consolidated VIEs (see below) are collectively referred to as the "Group".

The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain shareholders or employees of the Company. The capital and additional payments to the selling shareholders are funded by the Company and recorded as interest-free loans to these PRC shareholders and employees. The portion of the loans for capital injection was eliminated with the capital of the VIEs during consolidation.

Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company's subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2005, the Company entered into exclusive technical service and software licensing agreements with Shanghai Weilan Computer Co., Ltd. ("Weilan") and Shanghai Unilink Computer Co., Ltd. ("Unilink") under which the Company provides technical and other services and software products to these VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services and use of software due to the Company. The amounts of interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2004 and December 31, 2005 were $1.8 million and $8.4 million respectively.

The following is a summary of the VIEs of the Company:

- Weilan, a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50.0% owned by each of the two of our shareholders, Ankai Hu and Dong Li. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $0.6 million.

- Unilink, a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50.0% owned by our former Vice President of Product Development, Jing Wang and 50% owned by our former Vice President of Business Development, Wei Long. Their ownerships are in the process of being transferred to our Financial Controller Jinhua Yuan and our Human Resource manager Rong Zhang. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $1.2 million.
- Shenzhen Yuan Hang Technology Co., Ltd. ("Yuan Hang"), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005 (note 7). Yuan Hang is 50% owned by our Vice president of Business Development, Yan Ma, and our Financial Controller, Jinhua Yuan. As of December 31, 2005, total interest free loans to shareholders amounted to $0.6 million.
- Beijing Cosmos Digital Technology Co., Ltd. ("Cosmos"), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005 (note 7). Cosmos is 50% owned by our Human Resource manager Rong Zhang and Product Development Manager Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.
- Hainan Zhong Tong Computer Network Co., Ltd.("Zhong Tong"), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005 (note 7). Zhong Tong is 50.0% owned by our Finance Controller, Jinhua Yuan and our Product Development Manager, Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.
- Beijing Lian Fei Wireless Communication Technology Co., Ltd.("Lian Fei"), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005 (note 7). Lian Fei is 50% owned by our Vice president of Business Development, Yan Ma, and our Human Resource manager, Rong Zhang. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.
- Shanghai Qimingxing E-commerce Co., Ltd. ("Qimingxing"), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005 (note 7). Qimingxing is 50% owned by our Financial Controller, Jinhua Yuan and our Technical senior manager, Xingyong Ding. As of December 31, 2005, total interest free loans to shareholders amounted to $0.9 million.

All the above VIEs are engaged in the business of providing WVAS to mobile phone users in China via third party operators except Yuan Hang, which is engaged in providing online gaming services in China.

2 Restatement of 2004 Consolidated Financial Statements

The Company has restated its consolidated financial statements for the year ended December 31, 2004 ("the Restatement"). The determination to restate these consolidated financial statements was made by our management in consultation with the Audit Committee of the Board of Directors in February 2006, as a result of an error related to the accounting for stock options. In October 2004, the Company amended certain of its executive officers' prior stock option grants to provide that if the Company terminates an officer without cause, as defined in the Company's stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately exercisable, the Company determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004, when the amendments were effected. The Restatement increases the stock compensation expense for the year ended December 31, 2004 by $1,444,000 and decreases net income before and after tax by $1,444,000, or $0.006 per diluted share and per basic share. This non-cash adjustment does not impact the Company's cash flow from operating activities.

3 Basis of presentation

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

All transactions and balances between the Group's businesses have been eliminated upon consolidation.

4 Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

5 Summary of significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

The Company has adopted FASB Interpretation No. 46R ("FIN 46R"), Consolidation of variable interest entities – an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company began to consolidate the operating results of newly acquired subsidiaries and VIEs as follows:

(a) Brilliant, Wang You and Yuan Hang since June 2005;

(b) Cosmos, Zhong Tong and Lian Fei since July 2005 and

(c) Qimingxing since September 2005.

As of December 31, 2005, the aggregate accumulated profits of all VIEs were approximately $9.4 million and have been reflected in the consolidated financial statements.

(b) Cash and cash equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at costs, plus accrued interest, which approximates fair value.

(c) Short-term investments

Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.

(d) Accounts receivable

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance of $338,291 and $148,237 as of December 31, 2004 and 2005.

(e) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation.

Property and equipment are depreciated over their estimated useful lives on a straight-line basis. As a result of experience, management considered that the original estimates on residual value and useful life of property and equipment require revision. Effective from January 1, 2005, the Group has changed its estimation on residual value and useful life of property and equipment. The estimated residual value has been changed from 10% to zero. The estimated useful lives have been changed as follows:

	Old Estimation	**New Estimation**
Computer hardware/equipment	60 months	36-60 months
Office equipment	60 months	12-36 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term	the shorter of their estimated useful lives or the lease term

No retrospective adjustment has been applied in the change of accounting estimation. The changes increased the depreciation expense by $436,934 and reduced the income tax expense by $123,976 for the year ended December 31, 2005.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

(f) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and variable interest entities. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assess goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The Company applies the criteria specified in SFAS No. 141 "Business Combinations" ("SFAS 141") to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 (note 5(g)) "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to three years. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.

(g) Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.

(h) Revenue and cost of services recognition

Wireless value added services

The vast majority of the Group's revenues are derived from entertainment-oriented wireless value-added services including Short Messaging Services ("SMS"), Multimedia Messaging Services ("MMS"), Wireless Application Protocol ("WAP"), JavaTM ("Java games"), Interactive Voice Response Services ("IVR") and Ring Back ("RB") services (IVR and RB, collectively known as "Audio Related Services") to phone users through various subsidiaries of China Mobile Communications Corporation ("China Mobile"), China United Communications Corporation ("China Unicom"), China Telecom Corporation and China Netcom Corporation (collectively the "Operators"). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group's revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the year ended December 31, 2005, approximately 2% of the Group's revenues were estimated respectively.

The Group contracts with the Operators for the transmission of wireless value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group's behalf. For this billing and collection services, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over message received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.

The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

Casual Online Games Services

The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold out game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue.

(i) Income and other taxes

The Group accounts for income tax using SFAS No. 109 "Accounting for Income Taxes," which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Unilink and Qimingxing are currently considered small businesses and are subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes.

The Group is also subject to business taxes (BT) of 3-5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.

The Group charges software license fees to the variable interest entities which are subject to value added tax ("VAT") at 17%. The Group is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%.

(j) Advertising expenses

Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group's products and services, and are expensed as incurred. Advertising expenses totaled approximately $938,750, $3,441,117 and $6,151,167 during the years ended December 31, 2003, 2004 and 2005, respectively.

(k) Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of our products and development, enhancement to and maintenance of related product technical platforms and customer databases.

The Group accounts for the cost of developing the content of our products in accordance with FAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" and would capitalize, if criteria under FAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.

The Group accounts for product development costs of technical platform and customer database under SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement and maintenance of the Group's existing platforms and database are charged to product development expense as incurred.

To date, the amount of costs qualifying for capitalization under FAS 86 and SOP98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.

(l) Stock-based compensation

The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group's ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders' equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.

Other than the recognition of the full amount of the deferred compensation relating to that portion of the options that would have become vested upon voluntarily termination of certain executive officers as stated in note 2, the stock option amendment in October 2004 (detail stated in note 2) also created a re-measurement under FIN44 "Accounts for Certain Transactions Involving Stock Compensation". The incremental compensation arising from the re-measurement would be recorded when the event of early terminations occurred or became probable. Our chief operating officer ("COO") and chief executive officer ("CEO"), resigned on January 3, 2006 and February 24, 2006 respectively (note 26), both officers have stock option plans covered by the amendment mentioned in note 2. As a result, for the year ended December 31, 2005 the Company recorded an incremental compensation expense of $776,411 under APB No.25, measured at the excess of the fair value of the shares at the date of amendment over the original intrinsic value for accelerated options.

As required by SFAS No. 148, accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the year ended December 31,		
	2003	2004 (Restated)	2005
Net income	$ 3,616,083	$ 11,066,034	$ 12,449,063
Add: Compensation expense for employees under APB No. 25	1,119,529	3,464,807	2,012,425
Less: Compensation expense for employees under fair value based methods	(87,861)	(1,183,519)	(2,653,862)
Pro forma net income	4,647,751	13,347,322	11,807,626
Accretion on Series B convertible redeemable preferred shares	(143,936)	(28,206)	–
Amount allocated to participating preferred shareholders	(2,368,058)	(958,473)	–
Pro forma net income attributable to ordinary shareholders	$ 2,135,757	$ 12,360,643	$ 11,807,626
Basic earning per share			
– As reported	$ 0.02	$ 0.05	$ 0.05
– Pro forma	$ 0.02	$ 0.06	$ 0.05
Diluted earning per share			
– As reported	$ 0.02	$ 0.04	$ 0.05
– Pro forma	$ 0.02	$ 0.05	$ 0.04

The Restatement reduces the pro forma net income for the year ended December 31, 2004 by $82,400. The incremental compensation expense under fair value based methods as a result of the acceleration was $1,112,467 for the year ended December 31, 2005.

We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

		For the year ended December 31,		
		2003	2004	2005
Risk-free interest rate (%)		3.19	1.73-3.61	1.73-4.36
Expected life (years)	(1)	5	2-5	2-6
Expected dividend yield (%)	(2)	–	0	0
Volatility (%)		–	80	60

(1) In the absence of sufficient historical data in the exercise behavior of our staff, the Company decided for the short term to use the shortcut method which applies the mid point of option life and average vesting period.

(2) The Company used a 6-year period historical data of similar entities in the industry to estimate expected stock price volatility used in the computation of stock based compensation under the fair value method.

In December 2004, the FASB issued SFAS No. 123R, Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). Beginning the first quarter of 2006, the Company will adopt the provisions of SFAS No.123R under modified prospective transaction method using the Black-Scholes option pricing model. We estimate the stock option compensating expense related to the unvested options at December 31, 2005 upon adoption of FAS123R to be $2 million to $2.5 million which would be recognized in 2006 and thereafter.

(m) Foreign currency translation

The Company's functional and reporting currency is the U.S. dollar ("US$"). The functional currency of the Company's operating subsidiaries and consolidated variable interest entities in China is the Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. All assets and liabilities of our subsidiaries and consolidated VIEs in China are translated into US$ at the exchange rates in effect at the balance sheet date and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Income which is a separate component of shareholders' equity/(deficit) on the consolidated balance sheets.

linktone

(n) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment and unrealized gain or loss on short term investments.

(o) Earnings/(Loss) per share

In accordance with SFAS No. 128 "Computation of Earnings Per Share," basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

The Company has adopted the consensus reached in EITF 03-06, "Participating Securities and the Two-Class Method under SFAS No. 128," which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities. The Company determined that all its preferred stock outstanding through March 31, 2004 qualified as participating securities.

(p) Segment reporting

The Group follows SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information." The Group operates and manages its wireless value added service business and casual game business as two separate segments. For the year ended 31 December 2005, the casual game business was not material, accounts for 2% of the Group's total revenue. The Group generates its revenues solely from phone users in China and accordingly, no geographical segments are presented.

6 Preferred shares

In connection with the reorganization in April of 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred share at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B convertible preferred share with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 shares of Series A preferred share in 2001 for consideration of $9.85 per share, and an additional 3,555 shares of Series A preferred share in 2002 for consideration of $9.84 per share.

In April 2001, the Company issued 245,203 shares of Series C redeemable convertible preferred share ("Series C") for consideration of $8.15 per share.

In July 2001, the Company issued 101,570 shares of Series D convertible preferred share ("Series D") for consideration of $9.84 per share.

In February 2002, the Company issued 101,570 shares of Series E redeemable convertible preferred share ("Series E") for consideration of $9.84 per share.

Holders of the Company's preferred stock have various rights and preferences as follows:

Voting

Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

Dividends

The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2003.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred share), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders' respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.

Conversion

Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company's Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified initial public offering ("IPO"), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares.

Mandatory redemption

The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders' equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.

Each of the Company's preferred shares was converted into 100 ordinary shares upon the closing of the Company's IPO process on March 4, 2004.

7 Business Combinations

The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separate identifiable tangible assets, and liabilities the Group acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgment or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.

(a) Acquisition of Brilliant

In May 2005, the Company completed the acquisition of Brilliant Concept Investments Ltd. ("Brilliant"), a British Virgin Islands limited liability corporation. As a result of such acquisition, Brilliant Group became a wholly-owned subsidiary of Linktone. Brilliant, through its subsidiary Wang You and exclusive contractual arrangements with a local entity, Yuan Hang, is engaged in providing online gaming services in the PRC. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. As a result of acquisition, Yuan Hang became a VIE of Linktone. The primary purposes of the acquisition was to complement and leverage Linktone's core WVAS business as the Company builds a robust interactive entertainment community.

The aggregate purchase price is comprised of initial consideration and a contingent consideration calculated on an earn out basis at 65% of 8 times of the Brilliant Group's net profit for the year 2005. The initial consideration is comprised of $3,141,374 cash to selling shareholders and $238,016 legal and professional costs related to the acquisition. As of December 31, 2005, the Company finalized the additional consideration related to the earn out period in the amount of $5,709,644, which in the amount of recorded as additional goodwill in the year ended December 31, 2005.

The total purchase price of $9,089,034 was allocated as follows:

Cash	$ 379,025
Other current assets	234,170
Fixed assets	97,143
Intangible assets	602,000
Current liabilities	(322,511)
Goodwill	8,099,207
Purchase price	$ 9,089,034

Amortizable intangible assets acquired, including customer list, technology, operation license and agreements and non-compete agreements with certain Brilliant's executives, have an estimated average useful life of approximately one year. The amortization expense of intangible assets for the year ended December 31, 2005 was $387,146. As of December 31, 2005, total goodwill recorded for the Brilliant acquisition was $8,099,207, representing the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Brilliant Group were consolidated with those of the Company starting from June 2005.

(b) Acquisition of Cosmos

In June 2005, the Company completed the acquisition of Cosmos, a leading privately-held provider of WAP services to China Unicom. As a result of such acquisition, Cosmos became a VIE of Linktone. Cosmos is wholly owned by two employees of Linktone. The primary purposes of the acquisition were to strengthen the Company's overall WAP service portfolio and development capabilities and increase its share in the 2.5 WVAS market.

The aggregate purchase price is comprised of an initial consideration and a contingent consideration. The initial consideration is comprised of three elements: (a) $845,768 cash paid to Cosmos for settling the loan owned by the selling shareholders to Cosmos (b) $230,307 cash paid to selling shareholders for the net working capital of Cosmos as of May 31, 2005 and (c) approximately $295,570 in legal and professional costs related to the acquisition. The contingent consideration will be calculated on an earn out basis at approximately 3.8 times of Cosmos's net profit for the period from May 1, 2005 to April 30, 2006. The contingent consideration is subject to a cap of $3.1 million. The Company has paid $604,120 (note 12) cash to shareholders as part of the advance payment for the contingent consideration. In addition, the Company recorded an acquisition related payable of $897,205 as of December 31, 2005.

The initial purchase price of $1,371,645 was allocated as follows:

Cash	$ 938,630
Other current assets	358,817
Fixed assets	34,307
Intangible assets	1,243,000
Current liabilities	(408,151)
Goodwill	102,247
Acquisition related payable	(897,205)
Purchase price	$ 1,371,645

Amortizable intangible assets acquired, including technology, VASP license and agreements and non-compete agreements with certain Cosmos executives, have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $187,627. The prepayment and additional payment after deducting the acquisition related payable will be recorded as goodwill. The operating results of Cosmos were consolidated with those of the Company starting July 1, 2005 after the Company took effective control over the operations of Cosmos.

(c) Acquisition of Zhong Tong

In June 2005, the Company completed the acquisition of Zhong Tong, a privately held provider of SMS services to China Mobile. As a result of such acquisition, Zhong Tong became a VIE of Linktone. Zhong Tong is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access codes for the Company's specific project.

The aggregate purchase price was $1,715,923 and comprised of three elements: (a) $730,696 cash to selling shareholders; (b) $966,592 cash paid to Zhong Tong for settling the loan owned by the selling shareholders to Zhong Tong and (c) approximately $18,635 in legal and professional costs related to the acquisition.

The purchase prices of $1,715,923 was allocated as follows:

Cash	$ 1,029,137
Other current assets	165,847
Fixed assets	21,057
Intangible assets	230,436
Current liabilities	(227,909)
Goodwill	497,355
Purchase price	$ 1,715,923

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $34,922. As of December 31, 2005, total goodwill recorded for the Zhong Tong acquisition was $497,355, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Zhong Tong were consolidated with those of the Company starting from July 2005.

(d) Acquisition of Lian Fei

In June 2005, the Company completed the acquisition of Lian Fei, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Lian Fei became a VIE of Linktone. Lian Fei is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase the Company's market share in the PRC WVAS market.

The aggregate purchase price was $2,025,395 and comprised of three elements: (a) $1,472,866 cash to selling shareholders; (b) $543,708 cash paid to Lian Fei for settling the loan owned by the selling shareholders to Lian Fei and (c) approximately $8,821 in legal and professional costs related to the acquisition.

The purchase prices of $2,025,395 was allocated as follows:

Cash	$ 601,712
Other current assets	441,994
Intangible assets	283,284
Current liabilities	(286,833)
Goodwill	985,238
Purchase price	$ 2,025,395

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $43,096. As of December 31, 2005, total goodwill recorded for the Lian Fei acquisition was $985,238, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Lian Fei were consolidated with those of the Company starting from July 2005.

linktone

(e) Acquisition of Qimingxing

In August 2005, the Company completed the acquisition of Qimingxing, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Qimingxing became a VIE of Linktone. Qimingxing is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase it market share in the PRC WVAS market.

The aggregate purchase price was $1,866,072 and comprised of three elements: (a) $747,052 cash to selling shareholders; (b) $1,110,015 cash payable to Qimingxing for settling the loan owned by the selling shareholders to Qimingxing and (c) approximately $9,005 in legal and professional costs related to the acquisition.

The purchase prices of $1,866,072 was allocated as follows:

Cash	$ 1,026
Other current assets	1,154,451
Intangible assets	233,764
Current liabilities	(10,341)
Goodwill	487,172
Purchase price	$ 1,866,072

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $23,841. As of December 31, 2005, total goodwill recorded for the Qimingxing acquisition was $487,172, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Qimingxing were consolidated with those of the Company starting from September 2005.

The following table summarizes the goodwill arising from acquisitions:

	Year ended December 31,	
	2004	**2005**
Brilliant	$ –	$ 8,099,207
Cosmos	–	102,247
Zhong Tong	–	497,355
Lian Fei	–	985,238
Qimingxing	–	487,172
Total	$ –	$ 10,171,219

In accordance with SFAS 142, goodwill is not amortized but is subject to annual impairment assessment. The Company performed impairment tests relating to goodwill arising from the above acquisitions and concluded there were no impairment as to the carrying value of the goodwill as of December 31, 2005.

Based on an assessment on all the acquired companies' financial performance made by the Group in 2005, only Brilliant Group is considered material to the Group. The following un-audited pro forma financial information reflects the consolidated results of operations of the Group as if the acquisition of Brilliant Group had taken place on January 1, 2005. The pro forma information includes adjustment for amortization of intangible assets acquired. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been affected on the assumed date.

(Pro forma)	**2005 (unaudited)**
Net sales	$ 73,918,603
Net income	12,306,063
Earning per basic share	0.05
Earning per dilutive share	0.04

Brilliant Group started to provide online games services from April 2004 and its revenue and expenses for 2004 were not material to the Group. Given the insignificance of Brilliant Group's financial results in 2004 and the minimal impact of any related purchase adjustments, the management believes the presentation of the un-audited pro forma information with regards to a summary of the results of operations of the Group assuming the acquisition of Brilliant Group had occurred on January 1, 2004 is not necessary.

8 Cash and Cash equivalents

	Year ended December 31,	
	2004	**2005**
Cash	$ 53,235,397	$ 24,527,083
Investment in money market accounts	10,178,232	11,725,595
Total	$ 63,413,629	$ 36,252,678

Interest income earned from the above cash and cash equivalents amounted to $734,372 and $1,005,854 for the years ended December 31, 2004 and 2005 respectively.

9 Short term investments

The investment in marketable debt securities is classified as available for sale securities. The Company invests in these securities with the intent to make such funds readily available for operating or acquisition purposes and accordingly, classifies them as short term investments. All the marketable debt securities are due within one year and the aggregate fair values of these securities as of December 31, 2004 and December 31, 2005 were $14,860,365 and $41,580,530 respectively.

During the years ended December 31, 2004 and December 31, 2005, the Group recorded $64,678 and $ 96,317 respectively of unrealized losses on its marketable debt securities as a component of comprehensive income. The Company considers that the declines in value are not an other than temporary impairment, because the declines in market value were attributable to changes in interests rates, not credit quality and because the Company has the ability and intent to hold these investments until maturity. Investments in available-for-sale debt securities at fair value were as follows:

	As of December 31, 2004			
	Cost	Accrued interest	Unrealized loss	Estimated fair value
Corporate bond and notes	$ 14,843,949	$ 81,094	$ (64,678)	$ 14,860,365

	As of December 31, 2005			
	Cost	Accrued interest	Unrealized loss	Estimated fair value
Government and government agency bonds	$ 18,493,880	$ 262,393	$ (21,410)	$ 18,734,863
Corporate bonds	21,110,705	570,742	(74,907)	21,606,540
Time deposit	1,239,127	–	–	1,239,127
Total	$ 40,843,712	$ 833,135	$ (96,317)	$ 41,580,530

10 Accounts receivable, net

	Year ended December 31,	
	2004	2005
Accounts receivable	$ 10,783,826	$ 16,093,899
Less: Allowance for doubtful accounts	(338,291)	(148,237)
	10,445,535	15,945,662
Movement in allowance for doubtful accounts:		
Balance at beginning of year	$ (161,478)	$ (338,291)
Reverse/ (charge) to expense	(176,813)	190,054
Balance at end of year	$ (338,291)	$ (148,237)

11 Tax refund receivable

	Year ended December 31,	
	2004	2005
Receivable related to invoiced revenue	$ 1,994,621	$ 1,361,630
Receivable related to un-invoiced revenue	602,546	769,498
Total	$ 2,597,167	$ 2,131,128

For the years ended December 31, 2004 and December 31, 2005, pursuant to various software license agreements signed between Huitong, Linktone Internet, Weilan and Unilink, Huitong charged Weilan and Unilink a total fee (based on invoiced revenue) of $18.4 million and $26.2 million respectively for the use of its software products. For the year ended December 31, 2005, Linktone Internet charged Weilan and Unilink a total fee (based on invoiced revenue) of $9.8 million for the use of its software products. These fees are subject to a 17% VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to portion if VAT expenses in excess of 3%.

For the year ended December 31, 2005, Huitong and Linktone Internet paid a total of $5.7 million ($3.4 million relates to year 2004) and $0.6 million respectively for the 17% VAT and received a total of $4.5 million ($2.6 million relates to year 2004) and $0.5 million tax refund respectively, representing the 14% VAT expenses in excess of 3%.

In addition, as of December 31, 2005 Huitong and Linktone Internet accrued VAT refund receivable and payable of $2.1 million and $2.6 million (note 17) respectively for the remaining software license fees that they earned in 2005 (including $11.4 million relating to revenue invoiced in 2005 and $6.4 million relating to revenue expected to invoice in 2006). Management believes the full amount of $2.1 million is refundable.

12 Deposits and other receivables

	Year ended December 31,	
	2004	2005
Rental and other deposits	$ 424,025	$ 579,899
Staff advances	307,517	833,047
Convertible loan receivable	–	581,782
Prepayments to advertising suppliers, content and other providers	983,853	2,325,879
Prepayments for fixed assets	49,092	–
Prepayment for acquisition of VIE (note 7(b))	–	604,120
Restricted cash	1,123,184	122,868
Others	12,762	89,354
Total	$ 2,900,433	$ 5,136,949

Staff advances include advances to employees for settlement of investment related payables for acquisition of VIEs. The settlement is expected to be made within a year. As of December 31, 2004 and December 31, 2005, such advances amounted to $nil and $433,694 respectively.

Convertible loan receivable relates to part of the drawdown of an interest free convertible loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd. and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively known as "9 Sky entities") and the shareholders' representative of 9 Sky entities on October 12, 2005. These loans are convertible into certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.

Restricted cash relates mainly to proceeds from exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 18).

13 Components of revenue

The Group's revenue comprises SMS, 2.5G services including MMS, WAP and Java games, audio related services including RB and IVR services, and casual games. Gross revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,		
	2003	2004	2005
SMS	$ 16,539,201	$ 40,180,566	$ 46,702,269
Audio related services	–	3,659,007	16,963,773
2.5G services	–	6,449,366	8,300,826
Casual games	–	–	1,374,995
Others	62,291	29,805	266,740
Total revenue	$ 16,601,492	$ 50,318,744	$ 73,608,603

14 Concentrations

(a) Dependence on the Operators

The Group's revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group's wireless value-added service business would be adversely affected.

Revenues earned from China Mobile for the years ended December 31, 2003, 2004 and 2005 are approximately $14,667,344, $44,313,720 and $62,416,761, representing 88%, 88% and 85% of revenues, respectively.

Amounts due from China Mobile as of December 31, 2003, 2004 and 2005 amounted to approximately $2,907,553, $9,319,663 and $13,173,196, respectively, representing 82%, 89% and 82% of accounts receivable, respectively.

(b) Credit risk

The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

15 Property and equipment

	Year ended December 31, 2004	2005
Computer hardware/equipment	$ 1,266,944	$ 2,983,058
Office equipment	761,170	1,002,484
Leasehold improvements	1,102,338	1,585,997
	3,130,452	5,571,539
Less: Accumulated depreciation	(602,639)	(2,006,093)
Net book value	$ 2,527,813	$ 3,565,446

During the years ended December 31, 2003, 2004 and 2005, the depreciation charges amounted to approximately $90,856, $429,516 and $1,419,609, respectively.

Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively.

16 Intangible assets

	Year ended December 31, 2004	2005
Intangible assets from acquisitions	$ –	$ 2,592,484
Others	–	402,000
	–	2,994,484
Less: Accumulated amortization	–	(760,299)
Net book value	$ –	$ 2,234,185

The following table summarizes the intangible assets acquired from Brilliant, Cosmos, Zhong Tong, Lian Fei and Qimingxing:

(i) Brilliant

	As of December 31,	
	2004	2005
Technology	$ –	$ 180,000
Customer base	–	28,000
Licenses	–	95,000
Partnership and non-compete agreements	–	299,000
	–	602,000
Less: accumulated amortization	–	(387,146)
Net book value	$ –	$ 214,854

(ii) Cosmos

	As of December 31,	
	2004	2005
Technology	$ –	$ 524,000
Licenses	–	64,000
Partnership and non-compete agreements	–	642,000
Domain names	–	13,000
	–	1,243,000
Less: accumulated amortization	–	(187,627)
Net book value	$ –	$ 1,055,373

(iii) Zhong Tong

	As of December 31,	
	2004	2005
Licenses	$ –	$ 64,400
Partnership and non-compete agreements	–	159,370
Domain names	–	6,666
	–	230,436
Less: accumulated amortization	–	(34,922)
Net book value	$ –	$ 195,514

(iv) Lian Fei

	As of December 31, 2004	As of December 31, 2005
Licenses	$ –	$ 64,400
Partnership and non-compete agreements	–	206,370
Domain names	–	12,514
	–	283,284
Less: accumulated amortization	–	(43,096)
Net book value	$ –	$ 240,188

(v) Qimingxing

	As of December 31, 2004	As of December 31, 2005
Licenses	$ –	$ 64,400
Partnership and non-compete agreements	–	162,680
Domain names	–	6,684
	–	233,764
Less: accumulated amortization	–	(23,841)
Net book value	$ –	$ 209,923

Based on the current amount of above intangible assets subject to amortization, the Company estimated amortization expense for each of the succeeding three years is $817,646, $602,792 and $495,414 for the years ended December 31, 2006, 2007 and 2008 respectively.

17 Taxes payable

	Year ended December 31, 2004	Year ended December 31, 2005
Value added taxes	$ 3,419,283	$ 2,625,588
Business tax	763,479	501,028
Enterprise income tax	630,667	2,465,238
Other taxes	265,538	306,928
Total	$ 5,078,967	$ 5,898,782

18 Accrued liabilities and other payables

	Year ended December 31,	
	2004	2005
Payable for acquisition of subsidiary and VIEs	$ –	$ 6,921,973
Accrued liabilities	2,105,266	3,321,904
Accrued payroll	585,538	293,989
Accrued welfare benefits	179,465	382,226
Option proceeds due to staff	929,213	122,868
Payable for purchase of fixed assets	158,168	272,575
Other payables	223,696	571,170
Total	$ 4,181,346	$ 11,886,705

19 Mainland China contribution plan and profit appropriation

Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefits was $188,762, $655,887 and $1,334,964, for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2003, 2004 and 2005 amounted to $150,818, $509,744 and $1,318,296, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

The Company's subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company's registered capital; the other fund appropriations are at the company's discretion. The Company's VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company's registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriation is at the company's discretion.

General reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. Statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. These funds are not transferable to the Company in the form of cash dividends, loans or advances.

In respect of the years ended December 31, 2004 and December 31, 2005, the Group had appropriated after-tax profits of $1,031,760 and $476,016 respectively to the statutory reserve and statutory public welfare funds; the Group made no appropriations to the enterprise expansion fund, staff bonus and welfare fund and statutory surplus fund. As of December 31, 2004 and 2005, the Group had appropriated $1,531,760 and $2,007,776 respectively to non-distributable reserve funds.

20 Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, Linktone and Brilliant are not subject to tax on income or capital gain.

China

The Company's subsidiaries and VIEs are subject to Enterprise Income Taxes ("EIT") of the PRC at a statutory rate which comprises national income tax and local income tax.

The statutory rate varies among the subsidiaries and VIEs as follows:

Linktone Consulting and Weilan

The applicable statutory rate is 33% which comprises 30% national income tax and 3% local income tax.

Zhong Tong and Linktone Software

Since these entities are located in the economic development zones in coastal cities, they are subject to a preferential statutory rate of 15% which comprises 15% national income tax and the local income tax is nil.

Huitong and Linktone Internet

These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district , the applicable tax rate is 27% which comprises 24% national income tax and 3% local income tax. In addition, they are entitled to a two year tax EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005. Linktone Internet was entitled to its first year of tax exemption in 2005.

Yuan Hang, Cosmos and Lian Fei

These entities qualify as high technology enterprises. Lian Fei and Cosmos are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004 and Cosmos was entitled to tax exemption from 2003 to 2005. Lian Fei was at its first 50% reduction tax rate in year 2005. Yuan Hang was entitled to tax exemption in 2004 and 2005.

Unilink and Qimingxing are currently considered as small businesses and are subject to a tax on revenue instead of income.

The provision for taxes on income consists of:

	Year ended December 31,		
	2003	2004	2005
Current	$ –	$ (1,062,185)	$ (2,420,655)
Deferred	–	64,878	916,326
Total	$ –	$ (997,307)	$ (1,504,329)

Reconciliation of the difference between statutory tax rate and the effective tax rate:

The following is a reconciliation between statutory EIT rate and the Group's effective tax rate:

	Year ended December 31,		
	2003	2004 (Restated)	2005
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	(78)%	(28)%	(25)%
Non-deductible expenses incurred outside the PRC	7%	5%	4%
Non-deductible stock-based compensation	10%	9%	5%
Other non-deductible expenses/non-taxable income	3%	1%	1%
Change in valuation allowance	25%	(8)%	(1)%
Tax differential from statutory rate applicable to the subsidiary	–	(4)%	(5)%
Adjustment to prior year tax provision	–	–	(1)%
Effective EIT rate	–	8%	11%

The aggregate dollar and per share effect of the tax holiday in 2003, 2004 and 2005 was $2,812,536, $3,785,401 and $3,450,000, $0.03, $0.02 and $0.01 per share, respectively.

Other non-taxable income consists primarily of income at Unilink and Qimingxing that is subject to a tax on revenue instead of income.

The Group's deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31, 2004	2005
Current deferred tax assets:		
Establishment costs	$ 74,562	$ 53,176
Intangibles	–	21,074
Accruals and other liabilities	342,070	525,376
Net operating loss carry forwards	–	274,921
	416,632	874,547
Less: Valuation allowance	–	(63,533)
Net current deferred tax assets	$ 416,632	$ 811,014
Current deferred tax liabilities:		
Accrued income	$ 1,115,351	$ 711,147
Intangibles	–	170,132
Net current deferred tax liabilities	$ 1,115,351	$ 881,279
Net operating loss carry forwards	$ 1,214,182	$ 570,545
Property, plant and equipment	–	243,414
Intangibles	–	100,000
Advertising expenses	–	393,964
Establishment costs	51,851	–
	1,266,033	1,307,923
Valuation allowance	(502,436)	(256,454)
Long-term deferred tax assets	$ 763,597	$ 1,051,469
Movement of valuation allowance for deferred tax assets:		
Balance at beginning of the year	$ (1,433,586)	$ (502,436)
Provision for the year	–	–
Recoveries of deferred tax assets	931,150	182,449
Balance at end of the year	$ (502,436)	$ (319,987)

Subject to the approval of the relevant tax authorities, Linktone Group had total tax loss carryforwards of approximately $2.8 million as of December 31, 2005 for EIT purposes. Approximately $0.02 million, $0.04 million, $2.3 million, $0.4 million and $0.03 million of such losses will expire in 2006, 2007, 2008, 2009 and 2010 respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.8 million. Under our current tax planning, we expect that Linktone Group will generate enough taxable income and a portion of loss carry forwards will be utilized before expiration. The Group reduced the valuation allowance based on our probability assessment as of December 31, 2005.

21 Financial instruments

The carrying amount of the Group's cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group's short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

22 Capital structure

Paid-in capital represents the consolidated issued and registered capital of the Group.

On September 7, 2005, the Company's shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. The Company entered into an agreement dated December 15, 2005 with its broker to purchase ADSs from the open market based on prices range from $8.0 to $11.25 for an aggregate of no more than 750,000 ADSs or the equivalent of $3.5 million worth of ADSs. These ADSs will be converted to shares, retired and no longer be issued and outstanding.

As of December 31, 2005, the Company repurchased 338,000 ADS for a total consideration of $3.4 million including brokerage commission and they were in the process of being retired.

23 Stock option plans

The Board of Directors has approved two stock option plans that provide for the issuance of up to 45,946,024 ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,					
	2003		2004		2005	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price
Outstanding at beginning of period	14,668,900	$0.08	31,900,300	$0.10	35,235,090	$0.30
Granted	21,338,100	$0.11	9,639,900	$1.07	8,380,500	$0.78
Exercised	–	–	(3,717,990)	$0.08	(6,924,910)	$0.08
Forfeited/cancelled	(4,106,700)	$0.08	(2,587,120)	$1.04	(3,852,280)	$0.90
Outstanding at period end	31,900,300	$0.10	35,235,090	$0.30	32,838,400	$0.40
Exercisable and vested at end of period	11,863,700	$0.07	17,448,700	$0.08	22,592,261	$0.19
Weighted average fair value of options granted during period		–		$0.64		$0.46

The following is additional information relating to options outstanding as of December 31, 2005:

	Options outstanding as at December 31, 2005			Options exercisable as at December 31, 2005		
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average remaining contractual life (years)	Weighted exercise exercise price
$0.05 – $0.10	19,305,300	6.77	0.05	19,303,281	6.77	0.05
$0.74 – $0.995	8,002,830	9.03	0.76	1,097,122	8.04	0.76
$1.02 – $1.10	5,280,500	8.50	1.07	2,035,708	8.17	1.08
$1.37 – $1.40	249,770	8.32	1.38	156,150	8.26	1.39
	32,838,400	7.61	0.40	22,592,261	6.97	0.19

The Company's option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value.

In connection with the stock options granted during the years ended December 31, 2003, 2004 and 2005, the Company recognized deferred share-based compensation amounted to $5,811,354, $nil and $nil, respectively. These amounts are being amortized over vesting periods of two to three years. Stock-based compensation expense recognized during the years ended December 31, 2003, 2004 and 2005 amounted to $1,119,529, $3,464,807 (as restated) and $2,012,425, respectively.

As disclosed in notes (2) and (5) (l), the Company has restated its historical consolidated financial statements for 2004 as a result of an error related to the accounting for stock option caused by an amendment to the stock option grants to certain of our executive officers. The restatement increases the stock compensation expense for 2004 by $1,444,000. In connection with the amendment, in 2005, the Company also recorded an incremental compensation expense of $776,411 under APB No. 25 related to the acceleration of vesting that occurred following the resignation of two executive officers in January and February 2006.

24 Commitments and contingencies

(a) Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

2006	$ 1,498,556
2007	716,984
2008	457,074
2009	50,324
	$ 2,722,938

As of December 31, 2005, the Group had no operating lease commitments beyond February 2009.

For the year ended December 31, 2003, 2004 and 2005 the Group incurred rental expenses of approximately $177,354, $925,280, and $1,439,903, respectively.

(b) Other commitments

	Year ended December 31,	
	2004	**2005**
Advertisement agreements with third parties	$ 1,223,391	$ 2,384,236

(c) Mainland Chinese market macro-economic and regulatory and uncertainties

The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group's legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group's ability to conduct business in the PRC, and this could have a material adverse impact on the Group's financial position, results of operations and cash flows.

(d) Other risks

The Group's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

25 Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated based on the requirements of EITF 03-06:

	For the year ended December 31,		
	2003	2004 (Restated)	2005
Numerator:			
Net income for the year	$ 3,616,083	$ 11,066,034	$ 12,449,063
Accretion for Series B Redeemable Convertible Preferred Shares	(143,936)	(28,206)	–
Amount allocated to participating preferred shareholders	(1,769,080)	(794,307)	–
Numerator for basic earnings per share	$ 1,703,067	$ 10,243,521	$ 12,449,063
Numerator for diluted earnings per share	$ 1,703,067	$ 10,243,521	$ 12,449,063
Denominator:			
Denominator for basic earnings per share – weighted-average ordinary shares outstanding	97,390,000	224,569,476	257,020,040
Effect of dilutive option securities	12,166,852	23,511,650	18,365,539
Denominator for diluted earnings per share	109,556,852	248,081,126	275,385,579
Basic earnings per share	$ 0.02	$ 0.05	$ 0.05
Diluted earnings per share	$ 0.02	$ 0.04	$ 0.05

Prior to the Company's IPO in March 2004, the Company's Preferred Shares were not included in the calculation of diluted earnings per share because of their antidilutive effects.

26 Subsequent events

On December 20, 2005, the Company entered into definitive agreements to acquire a 51% share of Ojava Overseas Ltd, a British Virgin Islands limited liability Corporation ("Ojava Overseas"), and an 80% share of Beijing Ojava Wuxian Co., Ltd. ("Ojava Wuxian"), a local entity in the PRC with exclusive contractual arrangements with Ojava Overseas. Ojava Overseas and Ojava Wuxian are collectively known as Ojava Group. Ojava Group is a leading mobile game developer and game publisher in the PRC. According to the agreements, the initial payments consist of three elements: (a) $1.8 million cash to shareholders of Ojava Overseas; (b) $1.6 million cash to Ojava Overseas for subscription of additional shares issued and (c) $1 million paid to Ojava Wuxian for settling the loan owned by shareholders to Ojava Wuxian. The Company also has an option to purchase the remaining 49% interest in Ojava Overseas and 20% of interest in Ojava Wuxian based on Ojava's achievement of agreed performance objectives in 2007 and 2008. The further payment is capped at $7.84 million. The acquisition of 51% share in Ojava Overseas and 80% share in Ojava Wuxian was completed in January 2006.

The Company's Chief Operating Officer, Michael Guangxin Li, Chief Executive Officer and Executive Director, Raymond Yang, Chief Technology Officer, Xin Ye resigned on January 3, 2006, February 24, 2006 and February 28, 2006 respectively.

On February 24, 2006, the Company's Board of Directors appointed Michael Guangxin Li as a director. On April 3, 2006, the Company's Board of Directors appointed Michael Guangxin Li as the Company's Chief Executive Officer.

The Company launched a cost and restructuring plan in late February as part of its efforts to create a leaner and more efficient organization. The plan has been largely completed in early April 2006.

On March 27, 2006, the Company and the selling shareholders of Cosmos entered into an agreement to modify the terms of the existing share purchase agreements. According to the new agreement, the contingent consideration of $3.1 million will be paid on the basis of 3.8 times of Cosmos's net profit for the period of 11 months from May 1, 2005 to March 31, 2006 because 3.8 times of Cosmos's net profit for the 11 months (12 months according to the existing share purchase agreement) had already reached the $3.1 million cap (note 7(b)).

CORPORATE INFORMATION

Company Profile

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company's own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, Linktone develops, aggregates and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Background

Established in November 1999, Linktone Ltd. is incorporated in the Cayman Islands. The company primarily conducts its business through its wholly owned subsidiaries, which collectively have become one of China's leading wireless value-added service providers. With a diverse services portfolio, strong partnerships with mobile operators and content providers, and strong revenue and profit growth, Linktone commands a strong industry leadership position. Linktone is headquartered in Shanghai, China with regional offices in Beijing and Guangzhou and local offices in 25 provinces. As of December 31, 2005, the company had more than 800 employees.

Management

Michael Guangxin Li	Chief Executive Officer and Director
Colin Sung	Chief Financial Officer
Richard Xu	Senior Vice President of Operations
Liaoyuan Du	Senior Vice President of Sales

Board of Directors

Elaine La Roche[†*(1)(2)(3)]	Investment Executive, Cantor Fitzgerald
Thomas Hubbs[*(1)(2)]	CFO and Executive Vice President, Bytemobile, Inc.
David Wang[*(2)(3)]	President, Boeing China
Jun Wu[*(3)]	Founder; CEO, HAW Technology Co., Ltd.
Derek Sulger[*(1)]	Founder; Executive Director and CFO, SmartPay Jieyin Ltd.
Mark Begert[*]	Independent Director, ChinaEdu
Michael Guangxin Li	CEO, Linktone Ltd.

† Chairperson of the Board
* Independent director
(1) Member of audit committee
(2) Member of compensation committee
(3) Member of nominating committee

Depository for American Depositary Shares

The Bank of New York
One Wall Street
New York, NY 10286
USA

Transfer Agent

RBC Dexia Corporate Services Hong Kong Limited
51/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Legal Counsel

Morrison & Foerster LLP
Suite 3602, Bund Center
222 Yan An Road East
Shanghai 200002
People's Republic of China

Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Center
202 Hu Bin Road, Shanghai 200021
People's Republic of China

Market Data

Stock exchange	National Association of Securities Dealers Automatic Quotation System (NASDAQ)
Ticker symbol	LTON
IPO date	March 4, 2004
Industry	Wireless value-added services, telecom services

Investor Relations

Johnny Shen, Director of Investor Relations
johnny.shen@linktone.com
Tel. +86-21-6361-1583
Fax. +86-21-6361-1559

Annual General Shareholder Meeting

Linktone will host its 2006 annual general shareholder meeting at 10:00 am on June 29, 2006, Shanghai time (10:00 pm on June 28, 2006, U.S. Eastern Time) at its corporate headquarters at the following address: 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People's Republic of China.

linktone

5/F, Eastern Tower
No.689 Beijing Dong Road
Shanghai, 200001
People's Republic of China
Tel: +86-21-3318-4900
Fax: +86-21-6361-1559
E-mail: info@linktone.com